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As filed with the Securities and Exchange Commission on November 13, 2000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2
TO
FORM 10

General Form For Registration of Securities
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

BIONEBRASKA, INC.
(Exact name of registrant as specified in its charter)

Delaware	47-0727668
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
3820 N.W. 46th Street Lincoln, Nebraska	68524-1637
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code: (800) 786-2580

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share
(Title of class)

Item 1.  Business

Introduction

    BioNebraska, Inc. (the "Company" or "BioNebraska") is a development stage therapeutics company which was incorporated in 1988 and began development programs in 1989. Since 1992, the Company has focused on reactivating major body endocrine hormone cascades with regulatory peptide hormones in the natural form. The Company is engaged in clinical development of products for the treatment of Type II (adult onset) Diabetes, impaired glucose tolerance, advanced cases of osteoporosis and other symptoms of aging, obesity and excess appetite and various acute applications for serious medical conditions.

    The Company has and continues to develop, with the use of genetic engineering, the capability to biologically produce, purify and amidate middle-range peptide hormones (referred to generally as "MR Peptides") in a natural form. Several MR Peptides serve as key hormones which activate and regulate particular body systems and functions. As a result of body malfunction or advancing age, these peptide hormones are often deficient or lacking. The Company's MR Peptide hormones serve to naturally activate the endocrine cascades which govern the bodily functions. The Company has developed a process for adding an amide (a chemical addition) to the carboxy terminus (one-end) of recombinant peptides. An amide is often required to give a peptide full biological activity. The Company believes its ability to produce these peptide hormones in the natural form at relatively low cost will enable the peptides to be reintroduced into the body to help restore and augment these hormones in patients who have lost the ability to produce them as a result of advancing age or body malfunctions.

    One of the Company's two principal pharmaceutical products under development is human Glucagon-Like Peptide-1 ("GLP-1"). The Company's goal is to be a leader in the biological production of GLP-1 in the naturally-occurring form. GLP-1 is believed to be an important peptide hormone that regulates metabolism and normalizes glucose and insulin levels in Type II diabetics, as well as persons with impaired glucose tolerance ("IGT").

    The Company is currently conducting Phase I/II clinical trials on the application of GLP-1 to treat patients with cases of Type II Diabetes. In the event the Phase I/II trials are successful, Phase II/III trials are expected to be conducted in several clinics nationwide and in Europe in connection with U.S. Food and Drug Administration ("FDA") and European regulatory approval processes.

    During 1999, the Company initiated a Phase I/II clinical trial to establish the safety and efficacy of using GLP-1 to control obesity and excess appetite. The trial is being conducted by Professor Mark K. Gutniak under a physician-sponsored IND at the Karolinska Institute in Stockholm, Sweden.

    BioNebraska is also conducting preliminary clinical evaluations of GLP-1 for acute applications, where there are serious medical conditions.

    The Company's other principal pharmaceutical product under development is Human Growth Hormone Releasing Factor (also known as growth hormone releasing hormone and referred to as "GRF"). The Company believes this peptide hormone can serve as an effective therapy to improve the heart pumping functions of older patients suffering from enlarged left ventricle cardiomyopathy ("ELVC") and other forms of congestive heart failure ("CHF"). A Phase I/II clinical trial has been initiated at Massachusetts General Hospital and Harvard Medical School ("MGH/Harvard") for the GRF treatment of elderly patients with ELVC.

    The Company also believes GRF can be an effective therapy for osteoporosis and various other symptoms of aging. The Company has initiated at the Osteoporosis Clinic of the Columbia/Presbyterian Hospital in Haverstraw, New York, an initial clinical trial utilizing GRF and parathyroid hormone ("PTH"), which can also be produced with the Company's technologies, in separate three-month cohorts. The objective is to stimulate new bone mass formation in elderly female patients with advanced osteoporosis. If GRF and PTH, respectively, prove to be safe and well tolerated, the next clinical trial planned would be to treat with a combination of GRF and PTH. If safe and efficacious, this combined treatment could be important for the broad range of patients at substantial risk of fractures from osteoporosis and other bone depletion disorders.

    The Company also believes that GRF can be an effective treatment to strengthen muscle structure and mobility in persons suffering from old age muscle frailty. The Company has initiated at the University of Virginia in Charlottesville, a clinical trial to investigate safety and early efficacy for the treatment of old age muscle frailty with GRF.

  Company Progress

    BioNebraska received its initial funding and began development programs in May 1989, having been incorporated in April 1988. From 1992 until the present, the Company has dedicated the major part of its efforts and resources to the development and production scale-up of its proprietary technologies and methods for manufacturing MR Peptides. Since 1994, the Company has also focused on evaluation and clinical development of its primary peptide products for potential medical applications. The Company now has the production capabilities and cGMP facilities to supply its primary peptides for large scale clinical trials and is preparing for commercial-scale recombinant production of GLP-1, GRF and PTH in these facilities. The Company intends to be a leading producer of these high purity peptides in their natural form.

    The Company is focusing on the use of natural MR Peptide regulatory hormones for therapy because they have been broadly studied and generally found to be safe. Accordingly, the Company believes the time for development and pre-clinical and clinical testing of its natural MR Peptide hormone products may be shortened. However, the Company does not expect regulatory approval for commercialization of any of its planned peptide hormone pharmaceuticals before mid-2002.

    The Company's planned pharmaceutical products will require additional development, construction of significant plant facilities, clinical testing and investment prior to commercialization. The pharmaceutical products require the approval of the FDA for sale in the United States. If and when approved as products, they must be manufactured in commercial quantities and marketed successfully. Although the Company has successfully produced peptide hormones in limited quantities for research and development, the Company has not produced commercial quantities and does not yet have adequate facilities and staff to produce peptide hormones for commercial therapeutic purposes, although a commercial launch plant has been constructed and is undergoing validation.

    In addition, the Company currently has limited marketing capabilities, and will need to either develop such capabilities internally or enter into arrangements with one or more corporate partners for marketing and distribution. The Company's ability to successfully commercialize its products may depend in part on the extent to which reimbursement for the costs of such products and treatments will be available from government health administration authorities, private health insurers, and other organizations. Each of these steps involves significant amounts of time and expense and could be subject to unforeseen delays. There can be no assurance that any of the Company's product development efforts will be successfully completed, that regulatory approvals will be obtained where required, or that any products, if developed and introduced, will be successfully marketed or achieve market acceptance.

Middle-Range Peptides

    Peptides are formed by amino acids which act as "building blocks" in various combinations and sequences. MR Peptides generally refer to peptides which are made up of 20 to 60 amino acid "building blocks" or "residues." Peptides consisting of more than 60 amino acid residues are generally known as proteins and tend to develop complex three dimensional structures. Some peptides, including many MR Peptides, perform fundamental activation and regulatory functions as hormones in the body and consequently can be pharmaceutically important.

    Peptides made up of less than 20 amino acid residues generally can be produced in commercial quantities by conventional chemical synthesis and often at acceptable costs. Proteins also can be efficiently produced by conventional biological means using genetic engineering (referred to generally as "recombinant production") at relatively high but often acceptable costs for pharmaceutical applications. Due to the inherent difficulty and expense, and the inability to amidate, associated with the recombinant production of MR Peptides, recombinant methods of producing MR Peptides have not been generally successful. Further, the expense of producing MR Peptides with conventional chemical synthesis dramatically increases when the peptides incorporate more than 20 amino acid residues, and efficiency is sharply decreased. The difficulties of manufacturing MR Peptides by chemical synthesis and the associated costs are often not acceptable for commercial pharmaceutical use, particularly when the size of the MR Peptide increases above 30 amino acid residues. The Company believes it has developed novel technologies and processes for the efficient production and purification of MR Peptides at relatively low costs, as compared to the reported cost of chemical synthesis.

    These technologies and processes involve the introduction of the gene code for an expression leader peptide connected to a molecule, which is a precursor to the MR Peptide, into an organism, such as E. coli bacteria. The bacteria are then introduced into a carefully controlled environment in a fermentation vessel and are grown by fermentation. The bacteria are then harvested, their cells broken open and the leader peptide and the precursor MR Peptide are selectively removed from the cell mass by proprietary purification methods. The MR Peptide is then severed from the leader peptide using proprietary technologies and further purified, and often amidated, to yield the natural human form of the MR Peptide. The production of an MR Peptide by these genetic engineering and biological means is referred to as "recombinant production" and the product produced is a recombinant MR Peptide.

    An important characteristic of many MR Peptides is that, in their natural form, they end with an amide. This amide ending is often required to constitute the natural peptide and develop full biological activity. The inability to create amide endings on MR Peptides at an acceptable cost has been a major impediment to the efficient recombinant production of MR Peptides. The Company believes it and its scientific collaborators have developed several efficient, novel and proprietary processes for adding this amide to MR Peptides which are produced recombinantly. In combination with the Company's other recombinant production technologies, this makes possible the efficient and relatively low cost production of natural MR Peptides of high purity which incorporate the amide.

    Protein hormone therapies are generally expensive. For example, it is the Company's understanding growth hormone replacement treatment of abnormal short stature can cost patients in excess of $20,000 per year and an annual treatment with erythropoietin ("EPO") to supplement kidney dialysis can cost $10,000 to $14,000. These treatment costs result in part from the high production costs for the particular protein or peptide. The Company believes that the lack of efficient recombinant production and amidation processes has been a major impediment in the development and production of MR Peptide hormone therapies for wide medical applications. The Company's goal is to lower the costs of MR Peptide hormone therapies to increase the feasibility of sustained treatments with these peptides and to increase the availability of third party reimbursement for these therapies.

MR Peptide Production

    The Company has developed and plans to continue to develop and scale-up recombinant production processes to produce MR Peptide hormones for its GLP-1 and GRF Programs, as well as for other proprietary Company pharmaceutical programs. The Company may also produce MR Peptide hormones for other pharmaceutical customers under contract. Production processes have been developed for GLP-1, GRF, two forms of PTH, and certain other MR Peptide hormones, such as calcitonin and calcitonin analogs.

    The Company has designed and built fermentation and peptide purification facilities to produce cGMP pharmaceutical peptide products. In its current facility, BioNebraska can produce enough precursor materials by fermentation to produce up to 200 kilograms of peptide per year. While it can only produce 6 kilograms of peptide in its current facility, which will provide for acute indications, the Company is planning to build a larger (50 kilograms) downstream processing facility in the near future.

Pharmaceutical Programs

    The Company's pharmaceutical programs are initially focused on conducting human clinical trials on the therapeutic applications of GLP-1 and GRF.   It is the Company's plan to enter into one or more collaborations with pharmaceutical companies to obtain financial and marketing support for its pharmaceutical programs, including the clinical trials and the scaled-up cGMP production of these peptide hormones. The Company's ability to commercialize these peptide hormones is dependent on the Company identifying and entering into one or more satisfactory contractual relationships with other parties to provide such support, or on its ability to raise sufficient funds to carry out part or all of the pharmaceutical programs by itself. There is no assurance that the Company will be able to do so.

  GLP-1 Therapy for Type II Diabetes and Impaired Glucose Tolerance

    One of the Company's two principal therapeutic platforms involves the recombinant production and formulation of GLP-1, which is a hormone made up of 30 amino acid residues with an amide terminus. This hormone is also referred to as GLP-1 (7-36) amide. GLP-1 has been demonstrated in more than 50 short studies of humans with Type II Diabetes and related conditions to bring high glucose levels in the blood back to normal and at the same time to lower high blood insulin toward normal levels.

    Type II Diabetes, also known as "Non-Insulin Dependent Diabetes Mellitus" and adult onset diabetes, when untreated is characterized generally by elevated levels of glucose and insulin in the blood. The disease, which normally appears after the age of 40, is preceded or accompanied by a condition known as impaired glucose tolerance ("IGT"). Normally, coincident with IGT, is the condition of insulin resistance, where substantially higher insulin levels in the blood than normal are required to induce muscle and other tissues to take up or "metabolize" normal amounts of glucose. Also coincident with IGT is the development of cardiovascular disease and obesity.

    A substantial number of persons with IGT progress in the course of one or more years into the state of Type II Diabetes. This state is characterized by a loss of blood glucose control and a material elevation of glucose and (initially) insulin above normal levels in the blood. As these high levels of glucose persist in Type II Diabetes, numerous adverse effects develop. The pressure on the beta cells in the pancreas to produce the extra insulin required for glucose control slowly destroys them. The high levels of glucose and insulin often result in obesity or increased obesity and in further deterioration over time of the cardiovascular system, the kidneys, the nervous system (including impotence), vision and other systems, as well as premature death.

    Current medications for Type II Diabetes available on the market include a variety of agents in pill form. Some of these cause insulin to be released by the beta cells in the pancreas and some temporarily reduce insulin resistance. The agents which cause the release of high amounts of insulin appear to have the effect of accelerating the demise of the beta cells and increasing cardiovascular risks. Generally after a few years of use of these agents, due to the progressive elimination of beta cells leaving an inadequate number of such cells to produce the elevated insulin required to metabolize the glucose, insulin must be injected into the patient. This is required to maintain the ever-increasing insulin levels needed to overcome the increasing insulin resistance in order to metabolize the glucose and to bring down the elevated glucose levels in the blood toward normal.

    A recent study in Type I Diabetes (juvenile onset Diabetes) patients has shown that the severe complications from Diabetes can be minimized by holding glucose levels near normal. This is accomplished through the use of invasive blood glucose monitors (often four times per day) to measure blood glucose for the purposes of adjusting the amount of insulin available in the blood. Adjustment of insulin levels is accomplished with the use of oral agents (in early stages of Type II Diabetes) or insulin injections (in the case of Type I and later stages of Type II Diabetes), as the case may be, in order to keep glucose levels within normal tolerances. This "Tight Control" objective is considered to be the optimum therapeutic goal in both types of Diabetes. This is because, as indicated in the study noted above, Tight Control appears to have reduced the deterioration in body systems which was evident in the less well controlled patients who were studied in parallel. Tight Control is difficult to achieve and requires major patient discipline to rigidly follow the protocols. This discipline can be more easily achieved with younger and middle-age patients, and has proved difficult to achieve in the elderly.

    Because GLP-1 appears to trigger a number of regulatory responses in the body which have the cumulative effect of both normalizing glucose and insulin levels in the blood, it is the Company's hypothesis that the application of GLP-1 could deliver the equivalent of Tight Control, i.e., the normalization of glucose, while at the same time bringing insulin levels back toward normal. The latter effect is important because there would be less strain and demand on the patients' remaining beta cells, thereby tending to preserve their function. It is also conceivable, though not demonstrated, that using GLP-1 to achieve Tight Control could involve less invasive monitoring and fewer requirements to adjust insulin, with less opportunities for hypoglycemia and less treatment expense. Also, the cardiovascular and other complications attributed to high insulin levels could be minimized. Even when the Type II patient requires injected insulin because of the depletion of beta cells, GLP-1 should be important in minimizing the amount needed and the complications from elevated levels of insulin. Finally, the Company believes that the application of GLP-1 in early stages of Type II Diabetes may serve to preserve pancreatic beta cells and essentially arrest the otherwise inevitable progress of the disease.

    A serious danger for all Diabetics under medication is the hypoglycemic condition, where glucose levels, due to medication, miscalculation or otherwise, drop seriously below normal. In its worst manifestation, more often seen in the elderly, this condition can result in death or serious coma with permanent damage to the brain. In milder cases, there can be a shock to the system and some neural damage and disorientation, often requiring help from another person to restore glucose levels and obtain relief. It is the Company's hypothesis, unproven as yet, that GLP-1 medication will serve to minimize this danger of hypoglycemic shock. This is because the GLP-1 regulatory functions appear to be effective in lowering glucose only when glucose levels are higher than normal and do not appear to have the effect of pushing glucose levels sufficiently below normal to cause hypoglycemia.

    The Company has formed an Advisory Board of leading clinical experts on GLP-1 and its potential role in metabolic malfunctions and disease, such as Type II Diabetes, to participate in the design and review of clinical trials and to analyze the results of these trials.

    During 1999, the Company initiated in the United States and Europe Phase I/II clinical trials for the GLP-1 treatment of Type II Diabetes. One of these trials is being carried out by principal investigators affiliated with the University of Washington in Seattle. A pre-IND conference was held with the FDA staff in this connection and a corporate IND has been filed with the FDA covering the trial. If this trial and other trials are successful, the Company expects that multi-center Phase II/III clinical trials will be conducted with the goal of obtaining FDA and European regulatory approvals for the marketing of this therapy.

  GLP-1 Therapy for Obesity and Excess Appetite

    During 1999, the Company initiated a Phase I/II clinical trial to preliminarily test the effect of GLP-1 treatment on food intake and appetite in obese patients and its safety in this application. The trial is being conducted by an investigator affiliated with the Karolinska Institute in Stockholm, Sweden. In the event this trial is successful, the Company intends to initiate additional Phase II and Phase III trials in Europe and the U.S. with a view toward obtaining regulatory marketing approvals for this application. The Company anticipates that it will enlist the collaboration of a larger company to help finance these later trials and to market this program, in the event these approvals can be obtained.

  GRF Therapy for CHF and other Symptoms of Aging

    The Company's other principal therapeutic platform involves the recombinant production and amidation of GRF, which is a hormone made up of 44 amino acid residues with an amide. GRF is generally believed to activate and regulate a major endocrine hormone cascade (referred to herein as the "growth/maintenance endocrine cascade"). To accomplish this, GRF releases the several forms of growth hormone which in turn release the other proteins, growth factors and feed-back control mechanisms that generally govern the growth of the body during younger years and the maintenance of the body in the years after growth stops.

    The Company initiated a program for the use of GRF to improve the heart pumping functions of older patients suffering from an enlarged left ventricle, a prevalent and serious form of Congestive Heart Failure ("CHF"). In the event results of the MGH/Harvard dose-ranging and early efficacy trial are positive, the Company will embark on Phase II and III clinical trials for the purpose of obtaining FDA and other regulatory approvals for the marketing of GRF for this CHF condition.

    The Company is also engaged in a longer term program for the application of GRF in combination with PTH as a therapy for osteoporosis. The Company completed a pilot study in 1997 on the application of GRF to treat a small number of elderly female patients with advanced cases of post-menopausal osteoporosis. Advanced cases of osteoporosis are those where the patient has suffered one or more fractures without substantial trauma. This pilot study sought to determine an appropriate GRF dose and then demonstrate that the application of low dose GRF therapy would achieve significant growth hormone responses in these patients over a sustained period. The study indicated that low GRF doses are well tolerated and without any apparent significant adverse side effects in this fragile group. The study also indicated that low doses of GRF reactivated substantial growth hormone releases in most of the patients. These results were consistent with the reactivation of the growth/maintenance cascade.

    If GRF and PTH, respectively, prove to be safe and well tolerated in the initial clinical trials currently being carried out by Professor Robert Lindsay, President of the U.S. Osteoporosis Foundation at the Helen Hays Unit of New York Columbia Presbyterian Hospital, the next clinical trial planned will be to treat with a combination of GRF and PTH. If this trial indicates safety and early efficacy, substantially longer clinical trials in several medical centers with a larger number of patients will be required. In the event these larger trials show safety and efficacy, the Company could then be in a position to apply for regulatory approvals for marketing the therapy. If safe and efficacious, this combined treatment could be important for the broad range of patients at substantial risk of fractures from osteoporosis and other bone depletion disorders who currently have no effective therapy. The Company holds issued patents in the United States covering the use of GRF for the treatment of osteoporosis. The Company also holds issued patents in the United States and in several European countries covering the use of GRF and PTH in combination for the treatment of osteoporosis.

    A Phase I/II clinical trial has been initiated with the application of the Company's GRF at the University of Virginia Medical Center for the treatment of catabolism and muscle frailty in the elderly under the direction of Professor Johannes Veldhuis. In the event the results of these trials are encouraging, Professor Veldhuis will then conduct Phase II clinical trials for the application of GRF, and GRF in combination with androgens and estrogens, for the treatment of these indications. Professor Veldhuis is a leading investigator in the growth/maintenance endocrine cascade and is a Coordinator for the National Institutes of Health in this field. If warranted, the Company will then proceed with Phase III clinical trials to demonstrate definitive therapeutic applications for this condition. The Company holds patents, issued in the U.S. and Europe, for the use of GRF, and GRF in combination with testosterone, for the treatment of catabolism and shock.

  MR Peptide Hormone Delivery

    The initial delivery modes for GLP-1 and GRF in the respective pharmaceutical programs, is by subcutaneous injection and by subcutaneous infusion using programmable external pumps. The Company believes that these delivery methods are appropriate, given the serious nature of the illnesses addressed and the substantial markets involved. See "Markets and Marketing" below. Because each of these products has potential applications in wider markets, i.e., GLP-1 to arrest the progress of Type II Diabetes in its earlier stages and to prevent persons with IGT from becoming Type II Diabetics and GRF/ PTH for material addition of bone mass to osteoporotics, the Company intends to embark upon programs to deliver these peptide products by means which will not require one or more subcutaneous injections each day or continuous subcutaneous infusion with an external pump. New technologies for subcutaneous infusion with a small disposable "patch" device or through the sustained release of these therapies over one or more weeks, over one or more months and for periods of up to one year are being considered.

    Possibilities for delivering these peptides into the peripheral circulation system include injected depot sustained-release technologies, the use of implanted steady state and programmable pumps, orally-administered tablets, buccal tablets and deep lung insufflation techniques. Several companies have recently reported the successful delivery in humans of peptide hormones by oral tablets. Because it does not have or intend to develop new non-injection or infusion technologies in-house, the Company will be required to work with one or more of the several companies which have developed proprietary technologies in these delivery areas. There is no assurance that the Company will be able to demonstrate appropriate non-injection or non-infusion delivery methods for its products or that, even if it does, an appropriate commercial agreement can be entered into with the company possessing the particular delivery technology.

    The Company intends to consider new delivery systems which can provide the functional equivalent of the injection or infusion delivery systems initially used. These new systems would then be substituted for those systems as the equivalent. In general, additional clinical trials can be expected to be required before FDA or other regulatory approval can be obtained for wider applications of GLP-1 and GRF products using these new delivery methods, and there can be no assurance that such approvals will be forthcoming.

Proprietary Rights

    The success of the Company will depend on its ability to maintain competitive technological positions in the areas of the therapeutic applications of its products and its production technologies. The Company's policy is to actively and continuously pursue efforts to obtain patent protection for its inventions in peptide production and therapeutic applications in the United States and in other countries where the Company believes such protection is meaningful and economically justified. The Company has filed patent applications to cover its recombinant peptide production technologies and its peptide/protein modification technologies which include basic elements of its amidation technology. Several additional applications are in various stages of preparation for filing. The Company owns or has exclusive patent rights to twenty United States patents which have been issued relating to elements of peptide production technologies that the Company has developed. The twenty patents are comprised of: (1) six patents directed to specialized enzymes used in peptide synthesis and related methods, with expiration dates ranging from 2006 to 2015; (2) four patents directed to methods for amidating polypeptides, with expiration dates ranging from 2013 to 2014; (3) three patents directed to oligonucleotide and polypeptide syntheses, with expiration dates ranging from 2008 to 2012; (4) two patents directed to genetic tools that are useful in making peptides, with expiration dates of 2013 and 2017; (5) two patents directed to methods for transpeptidation of polypeptides, with expiration dates of 2013 and 2015; (6) one directed to methods for expressing a protein purification construct, with an expiration date of 2014; (7) one directed to methods for synthesizing calcitonin fragments, with an expiration date of 2016; and (8) one directed to various GLP-1 polypeptides and related compositions and methods, with an expiration date of 2013.

    The Company holds three United States patents covering the use of GRF and its analogs for the treatment of osteoporosis and GRF and its analogs in combination with PTH (which the Company recombinantly produces) for the treatment of osteoporosis. These patents have expiration dates ranging from 2005 to 2010. The Company also holds a U.S. patent covering the use of GRF and GRF in combination with testosterone for the treatment of patients in catabolic or high stress states. This patent has an expiration date of 2015. Several additional patent applications have been and are expected shortly to be filed covering therapeutic uses of GLP-1 and GRF. There can be no assurance that any of such patent applications will result in issued patents or that any such issued patent will provide meaningful protection for the Company's technologies or value for the Company or enhance the Company's competitive position.

    A United States patent was issued on March 25, 1997 to Massachusetts General Hospital with claims generally directed to the use of GLP-1 (7-36) for the treatment of Type II Diabetes and hyperglycemia and for the enhancement of beta-cell expression of insulin. This patent has been licensed exclusively to two pharmaceutical companies. The Company may be required to obtain a license under this patent and pay a royalty to carry out its planned programs in the United States. The Company can provide no assurance that it will be able to obtain a license, on commercially reasonable terms, under this patent.

    If a sublicense under this patent is necessary, and the Company cannot obtain such a sublicense, the Company may be prohibited from selling GLP-1 (7-36) in the United States, for treatment of the covered conditions, and the Company may need to emphasize marketing strategies in countries where Massachusetts General Hospital has not obtained patent protection.

    Even if the Company determines that a license or sublicense under this patent is unnecessary, patent infringement litigation may ensue. If an infringement claim by the Massachusetts General Hospital is without merit, and if the Company prevailed in demonstrating that the patent is invalid and/or not infringed, defending a lawsuit will take significant time, and might be expensive and time consuming for management. If the Company does not prevail in such a lawsuit and sells products that are covered by the patent, then the Company might have to pay substantial damages for past infringement in the United States. Further, the Company might be prohibited from selling its products before it obtained a license, which, if available at all, might require the Company to pay substantial royalties.

    The Company expects that it may need to obtain two licenses for the commercial production and use of GRF. The Company has received assurances from one licensor that a license may be obtained on terms currently available to other licensees, and the Company believes that a license from the second licensor also should be available.

    The Company has entered into several license agreements related to the use of technologies which can complement or form part of its business. These include two exclusive license agreements, attached as Exhibits 10.11 and 10.12, covering products that are useful for a transpeptidation amidation procedure, which are covered by patents recently issued in the United States and in the European Community. The term of the licenses are until the later of July 1, 2002 and October 8, 2003, respectively or until the expiration of the last of the licensed patents, which is currently October 28, 2013 and December 3, 2013, respectively. A recent agreement, filed as Exhibit 10.13, gives the Company exclusive rights to one United States patent relevant to adding amides to MR Peptides. The term of this agreement continues until the expiration of the last of the licensed patents, which is currently February 21, 2006. A third license agreement, filed as Exhibit 10.10 provides the Company exclusive rights to metal detection products and an amidation procedure. The term of the agreement is for the longer of ten years or until the last to expire of any issued patents, which is currently in March 2009.

    The Company has also obtained exclusive licenses covering patent applications for the use of GLP-1 to enhance parenteral nutrition and metabolism, to treat excess appetite and obesity, to treat impaired glucose metabolism and resulting cardiovascular disease and to halt the progress of the impaired glucose tolerance condition into Type II Diabetes. The Company also has several non-exclusive licenses relative to its peptide hormone production processes.

    The Company is generally not obligated to pay any royalties under these license agreements at this time, but will be obligated to pay the licensors a small percentage of the net sales of covered technology and any net licensing revenue or fees, if and when covered products are sold or services provided by BioNebraska. The Company elected to make annual maintenance payments under Exhibit 10.11 to maintain its rights under that agreement until such time as royalties may become due.

    The commercial success of the Company also will depend upon avoiding the infringement of patents issued to competitors and avoiding breach of the technology licenses upon which certain of the Company's planned future products are or will be based. There can be no assurance that patents do not exist or that patent applications could not be filed which would have an adverse effect on the Company's ability to produce and market its products. In the event the Company inadvertently breaches an existing license or fails to obtain a license for any technology that it may require to commercialize its products, a material adverse effect on the Company could result. Litigation, which could result in substantial cost to the Company, may be necessary to enforce the Company's patent and license rights or to determine the scope and validity of others' proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the outcome is favorable to the Company. There can be no assurance that the Company's patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using the relevant technology.

    The Company also relies on certain technologies which constitute proprietary trade secrets and know-how that are not patentable and therefore may be available to the Company's competitors. Although the Company has also taken steps to protect its unpatented trade secrets and know-how through confidentiality agreements, there can be no assurance that these agreements can be effectively enforced. There can be no assurance that the Company will maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on the Company. The Company believes that its patent portfolio and the time and effort invested in the Company's proprietary technologies will be barriers to entry by competitors desiring to commercialize similar products; however, there can be no assurance that others will not independently develop technologies similar to those developed by the Company or obtain access to the Company's technologies. See "Business—Competition."

Markets and Marketing

    The Company believes that there are approximately 16 million persons in the United States suffering from Diabetes, of which approximately 15 million have Type II Diabetes. Only a portion of these persons are diagnosed from time to time and put on medication. The Company believes that similar incidence of this disease exist in Western and Central Europe, Japan and Canada. The Company believes that China alone has over 60 million persons suffering from Type II Diabetes and Impaired Glucose Tolerance. The Company is not aware of any existing drug therapy which has the broad capability of holding glucose to near normal levels while, at the same time, substantially lowering insulin levels for Type II Diabetics and avoiding episodes of hypoglycemia.

    The Company intends to establish a collaboration to carry forward its program to market GLP-1 therapy for Type II Diabetes. This program entails clinical trials for the delivery of GLP-1 by injection or external pump infusion as a therapy for Type II Diabetes and, if successful, applying to the FDA for marketing approval. In the event FDA approval is obtained, the Company expects to develop additional delivery methods for GLP-1 for the treatment of this disease.

    The Company believes that there are currently more than 4 million cases of congestive heart failure in the United States and similar prevalence levels in relation to population in Western and Central Europe, Japan, China and Canada. The Company believes that a substantial number of these could benefit from

GRF therapy. The Company's initial focus will be on the application of GRF for enlarged left ventricle cardiomyopathy with initial studies being carried out at MGH/Harvard. In the event this program is successful, the Company will move into further clinical trials for this condition with a view toward obtaining applicable regulatory approvals. The marketing of GRF for this and similar applications, in the event regulatory approvals are received, is expected to be carried out on a collaborative basis with a company which has an appropriate marketing presence in the cardiovascular field. Other than a heart transplant and the use of growth hormone in younger cases, the Company is not aware of any therapies which have had substantial success in reversing the deterioration in, or in strengthening, the heart function in these cases. There can be no assurance that any such GRF therapeutic application will be successful or obtain regulatory approval or that the Company's GRF could be marketed profitably for this application.

    The Company believes that, at any one time, there are in excess of one million cases of acute osteoporosis in the United States. In addition, the Company believes that over 20 million women in the United States suffer substantial bone depletion from post menopausal osteoporosis conditions, and as a result, have a likelihood of developing serious bone fractures. Older men, believed to number approximately one-tenth of the women with an osteoporosis condition in the same age ranges, also suffer from osteoporosis, sustain similar bone depletion conditions and have substantial risks of serious fractures. As many as 50 million people in Europe and Japan may suffer from acute osteoporosis and from the lesser forms of osteoporosis. The Company is not aware of any existing therapy for osteoporosis which has the capability of adding substantial natural bone mass to all parts of the skeleton of patients who suffer from osteoporosis. The Company intends to conduct clinical trials for the application of GRF/ PTH as a therapy for acute osteoporosis with the objective of applying for market approvals. The Company may enter into a collaborative or marketing arrangement with one or more pharmaceutical companies for the conduct of its osteoporosis clinical program, as well as for the marketing of other GRF therapies for the elderly.

    Obesity is a major health problem in the U.S. Seventeen percent of the U.S. population is severely obese and more than thirty percent are obese. Obesity often leads to aberrant glucose metabolism and Type II Diabetes. The Company believes that, in the event its clinical trials program for appetite control with GLP-1 proves successful, the application of GLP-1 for appetite control will achieve a substantial market position. The Company plans to enlist a substantial corporate partner for this activity.

GRF Royalty

    In 1996, in connection with the Company's purchase of a former equity interest in the Company's GRF program, the Company agreed to pay Cambridge Biotech Corporation (now Aquila Biopharmaceuticals, Inc.) a royalty on proceeds from the sale of GRF made by the Company for certain therapeutic purposes described in the agreement. The Company has the right to buy out the royalty interest by a lump sum payment within a six year period expiring on December 31, 2002 or a larger amount payment within a ten year period expiring on December 31, 2006. The Company has not yet decided whether it will exercise this right to make a lump sum payment because the amount of royalties are unknown at this time.

Government Regulation

    Regulation by governmental entities in the United States and other countries will be a significant factor in the preclinical and clinical testing, production, labeling, sale, distribution, marketing, advertising and promotion of any products developed by the Company or its strategic partners. The Company's or its strategic partners' therapeutic products will require regulatory approval or clearance by governmental agencies prior to commercialization. The nature and the extent to which such regulation may apply to the Company or its strategic partners will vary depending on the nature of any such products.

    Human pharmaceutical therapeutic products, including pharmaceutical MR Peptides, are subject to rigorous preclinical and clinical testing and other requirements by the United States Food and Drug Administration ("FDA") in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, distribution, storage, record keeping and marketing of such products. The process of obtaining these approvals or clearances is uncertain and the process of and the subsequent compliance with appropriate federal and foreign statutes and regulations is time consuming and require the expenditure of substantial resources.

    Generally, to gain FDA pre-market approval for a biopharmaceutical product, a company first must conduct extensive preclinical studies in the laboratory and in animal model systems to gain preliminary information on a product's potential efficacy and to identify any safety problems. The results of these studies are submitted as a part of an investigational new drug application ("IND"), which must become effective before human clinical trials of an investigational drug can start. To commercialize any products, the Company and its strategic partners will be required to sponsor and file an IND and will be responsible for initiating and overseeing a series of clinical trials to demonstrate the safety, purity, efficacy and potency in the case of biological drugs, or safety and efficacy in the case of non-biological drugs that are necessary to obtain FDA approval of any such products. Clinical trials are normally done in three phases (Phase I—safety and pharmacologic assessment; Phase II a small efficacy study; and Phase III—200-1000 patient studies to provide substantial evidence of safety and efficacy). These trials normally take three to six or more years to complete.

    After completion of clinical trials for a new product, FDA marketing approval must be obtained. If the product is classified as a non-biological drug, the Company or its strategic partner will be required to file a new drug application ("NDA") and receive approval before commercial marketing of the drug. In the case of a biological drug, an Establishment License Application ("ELA") and Product License Application ("PLA") must be filed with and approved by the FDA before marketing can occur. If a given recombinant product is considered to be a well-characterized biological drug, only a Biological License Application ("BLA") combining elements of an ELA and a PLA may be required. These testing and approval processes are uncertain and require substantial time and the expenditure of substantial resources, and there can be no assurance that any such approval will be granted on a timely basis, if at all. NDAs or PLAs/ELAs submitted to the FDA can take, on average, two to five years to receive approval. In the event a therapeutic product is considered to be important and have efficacy, not available with existing products, this period can be substantially shortened. The FDA must confirm that good laboratory, clinical and manufacturing practices were maintained as well as determine that safety, purity, efficacy, and potency (in the case of a biological drug) or safety and efficacy (in the case of a non-biological drug) have been established. If questions arise during the FDA review process, approval can take more than five years.

    Even if FDA regulatory approvals are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions, including but not limited to recall or seizure of product, injunction against manufacture, distribution, sales and marketing and criminal prosecution.

    For marketing outside the United States, the Company will also be subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

Competition

    In general, the markets being addressed by the Company are very large and would logically attract the attention of large companies which could expend substantial resources in the development and marketing of competitive products. There can be no assurance that, in the case of each of the Company's programs and products, one or more major competitors will not enter the market with an equivalent or superior program or product. Potential competitors may also have significantly greater experience than the Company in conducting clinical trials and in obtaining FDA and other regulatory approvals of products for health care.

    The Company's competitive position will also depend in part on its ability to obtain patent protection for its processes and products. The Company owns or has licensed a substantial number of patents and patent applications covering methods for the recombinant production of GLP-1 and GRF, and certain other peptide hormones. Patent protection for the Company does exist for important therapeutic uses related to GRF and may exist for some important therapeutic uses of GLP-1. Patent protection will not be available, however, with regard to many therapeutic uses of GLP-1 and GRF, and other peptide hormones which the Company may desire to produce. Patent protection may exist for various methods of producing GLP-1 and GRF, and other peptide hormones by recombinant methods. There can be no assurance, however, that any new patent protection will materialize.

    The Company has focused on the medical application of peptide hormones in the precise natural form to reactivate body endocrine systems in the belief that, for long-term and possibly lifetime applications, the patient's long-term, adverse side effects profile from these therapies should be minimized and, consequently, regulatory clearances for long-term use should be simplified. BioNebraska is aware of one company that appears to have a program for the recombinant production of GLP-1. The Company believes that competition may also come from chemically constructed forms of its peptide products, non-natural, chemically-constructed small peptides and small chemical molecule agents and mimics which attempt to emulate the effect of the Company's natural-form regulatory peptide hormones. The competition may also come from smaller, non-natural but easier to produce analogs of the Company's peptide products which may be more amenable to synthesis by chemical means. None of these competitive technologies are believed to have been qualified or near qualification with regulatory authorities for long-term pharmaceutical use.

    The Company believes that two or more large pharmaceutical companies have considered, and possibly continue to consider, programs for the therapeutic use of GLP-1 or analogs of GLP-1 for Type II Diabetes. The Company believes that such activities, if any, are in the early development stage. The Company also understands that the relatively high cost of producing GLP-1 and its analogs by chemical synthesis has been a substantial deterrent to these programs and that there has not been evident success to date in being able to recombinantly produce and amidate the GLP-1 molecule in the natural form on a sufficiently low-cost basis for large scale therapy. The Company believes that the processes it has developed for the production and amidation of GLP-1 and certain other processes for production may be substantially protected by its nineteen issued U.S. patents and are also covered by additional patent applications which have been filed or will be filed in the U.S. and other jurisdictions. However, there can be no assurance that a competitor will not succeed in reaching the market with a GLP-1 therapy program before the Company, that the Company's processes for the production and amidation of GLP-1 will be protected by additional issued patents or that efficient recombinant production methods, other than those protected by the patent applications and issued patents, will not be developed and deployed for the production of GLP-1.

    The Company is not aware of any programs of pharmaceutical companies which are focusing on the therapeutic application of GRF for enlarged left ventricle or other forms of CHF. The only current therapy known to the Company for the advanced enlarged left ventricle form of CHF is heart transplant, which is often not a practical alternative, particularly when the patient is elderly.

    The Company is aware of certain programs being undertaken by at least one large pharmaceutical company to create small peptides or small molecule chemical mimics which, when delivered as a therapy, could have the effect of releasing growth hormone in the patient. While the Company believes that these research programs are still in early development stages, there can be no assurance that such a small peptide or chemical mimic will not be developed which could be used in competition with GRF therapy for osteoporosis or other applications. A small peptide or mimic could, if successfully developed, also become a competitor in the treatment of certain symptoms of aging.

    The Company is aware that an application for the use of a shorter analog of GRF, which is not the natural form, has been approved by the FDA for the treatment of short stature. However, the Company understands that this form of GRF is produced by chemical means, which the Company believes involves considerably greater expense and may be less pure than the form derived from the recombinant manufacture of GRF.

  Middle-Range Peptide Production

    The Company is aware of one large company which states that it is able to recombinantly produce, purify and amidate certain MR Peptides on an efficient basis. The Company is aware of one small company that has indicated an interest in entering the MR Peptide business, but has not, to the Company's knowledge, demonstrated the technical capabilities to do so.

Facilities

    The Company currently leases approximately 27,000 square feet of facilities in the Lincoln, Nebraska Air Park. The Company has options to renew the principal lease (approximately 24,000 square feet) through the year 2013. In these facilities, the Company has constructed offices and research laboratories, quality control and quality acceptance laboratories and a six kilogram per year cGMP commercial-sized downstream processing plant. This commercial downstream processing plant has been started up and its operation is being validated. The Company's first cGMP production from the plant is expected during the second quarter of 2000. Also in these facilities, a commercial-sized fermentation plant is currently under construction. The fermentation plant is planned to be mechanically complete during the second quarter of 2000. The fermentation plant will be large enough to support commercial downstream processing plants with aggregate capacities of up to 200 kilograms per year.

Personnel

    The Company employs 99 full-time and four part-time employees, and has been using the services of 20 part-time consultants, primarily for medical advice and studies, and research and development functions. Sixteen of the employees hold degrees at the doctorate level, eight at the masters level and 55 others are university graduates in science. Additional personnel will be required for plant operations, if and when commercial production commences. There can be no assurance that the Company will be able to continue to attract, integrate and retain qualified personnel on acceptable terms.

Item 2.  Selected Historical Financial and Other Data

    The following tables set forth selected financial data of the Company, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Financial Statements and Notes thereto included elsewhere in this document. The balance sheet data as of December 31, 1998 and 1999, and the selected statement of operations data for the three years ended December 31, 1997, 1998 and 1999 have been derived from the financial statements of the Company which have been audited by Loren D. Swanson, CPA, independent auditor, whose report is included elsewhere in this document. The selected balance sheet data set forth below as of December 31, 1995, 1996 and 1997, and the selected statement of operations data for the years ended December 31, 1995 and 1996 have been derived from audited financial statements not included in this document.

Selected Historical Financial and Other Data
(Dollars in thousands, except per share data)

	Year Ended December 31,
	1999	1998	1997	1996	1995
Statement of Operations Data:
Operating revenues and collaborative payments	$5	$12	$6	$295	$1,397
Loss from continuing operations applicable to common shareholders	(15,388)	(10,862)	(5,984)	(5,398)	(3,524)
Loss from operations per share applicable to common shareholders	(3.04)	(2.55)	(1.41)	(1.27)	(0.76)
	December 31,
	1999	1998	1997	1996	1995
Balance Sheet Data:
Total Assets	$23,505	$10,262	$3,050	$3,464	$2,460
Long term debt	1,414	255	96	46	60
Redeemable preferred stock	1,755	1,667	1,579	1,491	1,403

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Historical Financial and Other Data," the Company's Financial Statements and Notes thereto and the other financial data included elsewhere in this document. The dollar amounts below have been rounded in order to simplify their presentation. However, the ratios and percentages are calculated using the detailed financial information contained in the Financial Statements and the Notes thereto and the financial data included elsewhere in this document. References to years are for the respective fiscal years ended December 31, unless otherwise noted.

Overview

    BioNebraska is a development stage therapeutics company engaged in the recombinant production and clinical development of MR peptide hormone products for the treatment of Type II Diabetes, impaired glucose tolerance, advanced cases of osteoporosis and other symptoms of aging, obesity and excess appetite and various acute conditions. The Company is conducting clinical trials of these products for several of these applications. No regulatory approvals have been obtained, and consequently, the Company has derived no revenues from the sale of these products.

    Since inception in 1989, the Company has experienced operating losses and anticipates that its operating losses will continue for the foreseeable future until such time as one or more therapeutic products receive regulatory approval and are successfully marketed. Expenditures will be primarily related to research and development activities, which include clinical trials, and scale-up of commercial manufacturing.

Results of Operations

  Fiscal Years Ended December 31, 1999 and 1998

    Research and development expenses include those costs associated with the research, development, production and testing of the Company's pharmaceutical products and the protection of its proprietary rights. Clinical trials expenses include all of the direct costs incurred in conducting the Company's clinical trials. These costs have totaled approximately $33.7 million since the Company's inception. Research and development costs increased from $5.9 million in 1998 to $9.3 million in 1999 due to costs associated with initial studies to test the safety and efficacy of the Company's therapeutic products, $700,000 of costs incurred in acquiring full ownership of the GRFCO joint venture and $304,380 related to the increased expense of stock appreciation rights. The acquisition costs of both GRFCO and OT Company were expensed as research and development costs in accordance with FASB Statement No. 2 and Interpretation No. 4. No significant tangible assets were acquired and no liabilities were assumed in these acquisitions. Certain rights to patents were acquired, but this value was expensed as research and development because there were no products or related revenues.

    Clinical trials expenses increased from $566,595 in 1998 to $1.1 million in 1999 due to the increased number of trials. Research and development expenses and clinical trials expenses are expected to increase in fiscal 2000 due to expanding clinical trial expenses and increased product production scale-up activities, as well as further development of the Company's production technologies.

    General and administrative decreased from $2.5 million in 1998 to $2.2 million in 1999. Costs in 1998 included a $0.3 million charge associated with modification of stock option terms.

    The Company incurred $231,550 in interest expense in 1999, compared to $319,549 in 1998. The 1998 interest expenses related primarily to a convertible bridge financing under which the Company issued $3,765,500 in principal amount of Bridge Notes. Each Bridge Note holder had the right to convert to Common Stock up to 50% of the principal amount of the Bridge Notes at a price of $7.00 per share. Interest accrued under the Bridge Notes at 10% per annum for the first six months and at 12% per annum during the six-month extension period. As of December 31, 1998, $413,000 principal plus accrued interest had been converted into 65,329 shares of common stock and principal of $1,240,750, plus accrued interest had been repaid by the Company. Of the remaining $2,111,750 of principal, $988,000 of principal, plus accrued interest, was converted into 160,478 shares of common stock in 1999. The balance of $1,123,750 of principal, plus accrued interest was repaid by the Company in early 1999.

  Fiscal Years Ended December 31, 1998 and 1997

    Research and development expenses increased to $5.9 million for 1998 from $3.5 million in 1997. The increase was the result of several factors, including increased research and development and production scale-up activities, increased clinical development activities, patent filing and prosecution expenses, and costs associated with modification of stock option terms. The Company's first clinical trial expenses were incurred in 1998 in the amount of $566,595.

    General and administrative expenses increased to $2.5 million in 1998 from $1.3 million in fiscal 1997 due to administrative costs associated with an increase in employees in connection with the Company's growth, medical programs, expansion of manufacturing facilities, and costs associated with modification of stock option terms.

Liquidity and Capital Resources

    The Company has financed its operations since inception primarily through sales of equity securities and, to a lesser extent, collaboration payments and sales of metal detection kits. Collaboration payments received and metal detection kit sales were $2.7 million and $971,754, respectively, from inception through 1999. From inception through 1999, the Company has received approximately $62 million in net proceeds from equity financings, of which almost $25 million was raised through the sale of Common Stock in 1999. During 1999, the Company used approximately $9.3 million of cash for research development and administrative activities and $4.7 million for asset acquisitions. As of December 31, 1999, the Company had total cash, cash equivalents and available-for-sale securities of $18.4 million, and working capital of $15.3 million.

    The Company's fermentation production facility was an ongoing construction project at December 31, 1999. Total project expenditures are expected to be $5.8 million, of which $2.5 million was represented by cash paid and liabilities incurred at December 31, 1999. The project is expected to be completed in late 2000.

    The Company currently intends to convert outstanding stock appreciation rights to non-qualified stock options to purchase a total of 96,387 shares of Common Stock. At the time of conversion, the Company will immediately record an expense for the difference between the accrued liability and the intrinsic value of the stock option, which will be fully vested when issued.

    At December 31, 1999, the Company had a shareholders' deficit accumulated during the development stage of $43.9 million. Historically, the auditor's reports on the Company's financial statements have contained an explanatory paragraph concerning the Company's ability to continue as a going concern and its status as a development stage company. The Company expects to continue to incur additional losses, and will require additional working capital, as it incurs substantial expenses related to additional personnel, clinical trials, research and development activities, and scale-up of commercial manufacturing. Although the Company believes that existing cash, cash equivalents and available-for-sale securities will be sufficient to fund its operations for at least the next 12 months, the Company will require additional financing in the future. The Company's business plan assumes that additional funding will be received in part from collaborations on various therapeutic applications of its products. Any additional required financing may not be available to the Company on satisfactory terms, if at all. The unavailability of acceptable financing would prevent or delay the development and commercialization of the Company's products.

Cautionary Statement About Forward-Looking Statements

    Certain statements in this General Form of Registration of Securities on Form 10, particularly under this Item 2, may constitute "forward looking statements" within the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. The words "believe," "expect," "anticipate," "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made. Factors that could cause actual results to differ materially from these statements are described in the Company's Form 10-Q for the quarter ended June 30, 2000, as filed with the Securities and Exchange Commission under Item 2—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Additional Factors That May Affect Future Performance."

Item 3.  Properties

    The Company currently leases a total of 27,000 square feet in facilities in the Lincoln, Nebraska Air Park. The Company has options to renew the lease on 24,000 square feet of these facilities through the year 2013 with further options to extend. See "Business—Facilities." The Company believes that its existing facilities are adequate to meet its requirements for the near term.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth certain information with respect to beneficial ownership of the Company's outstanding voting stock (Common Stock and Series B, C, D, E, F and G Preferred Stock on an as converted basis) as of November 13, 2000, by (i) those shareholders known to be the beneficial owners of more than five percent of the voting power of the Company's outstanding capital stock, (ii) by each of the "named executive officers", and (iii) by all officers and directors as a group. Except as otherwise noted, the Company believes that all named persons have sole voting and sole investment power with respect to such shares. The Series A Preferred Stock normally has no voting rights. See "Description of Company's Securities to be Registered."

Name and Address of Beneficial Owner	Number of Shares(1)(2)		Percent(%) of Shares(1)
LaMont Asset Management SA Baarerstrasse 10, P.O. Box 4639 6304 Zug/ Switzerland	2,820,000		25.7%
John N. Irwin III 405 Park Avenue New York, NY 10022	1,273,489	(3)	11.6%
Hillside Capital Incorporated 405 Park Avenue New York, NY 10022	860,885		7.8%
Medtronic, Inc. Corporate Center 7000 Central Avenue N.E. Minneapolis, MN 55432	846,518		7.7%
Thomas R. Coolidge 3820 N.W. 46th Street Lincoln, NE 68524-1637	731,266	(4)	6.6%
Fred W. Wagner, Ph.D.	289,653		2.6%
Barton Holmquist, Ph.D.	73,334		**
David S. Walker	—		**
Malcolm Riddell	50,000		**
Mario R.W. Ehlers, M.B., Ch.B and Ph.D.	30,001		**
Walter R. Barry, III	18,667		**
Grant W. Denison, Jr.	—		**
Richard A. de Souza	—		**
William J. Jenkins, M.D.	—		**
S. William Jenks	21,143		**
Erich Sager	10,666	(5)	**
All officers and directors as a group (12 persons)	1,224,730		10.7%

**
Represents less than 1%

(1)
Based on (i) 7,297,220 shares of Common Stock (each with one vote per share) outstanding as of November 13, 2000, plus (ii) 3,666,979 votes based on the voting rights of the outstanding shares of Series B, C, D, E, F and G Preferred Stock, which have voting power equal to the number of shares of Common Stock into which they are convertible.

(2)
Includes the following options under the Stock Plan which are currently exercisable or will become exercisable within 60 days of the date of this Registration Statement: Mr. Coolidge—180,000 shares; Dr. Wagner—113,334 shares; Dr. Holmquist—73,334 shares; Mr. Riddell—50,000 shares; Dr. Ehlers—30,001 shares; Mr. Barry—18,667 shares; Mr. Jenks, 14,000 shares; Mr. Sager, 10,666 shares; and all officers and directors as a group—490,002 shares. Messrs. Walker, de Souza, Denison and Jenkins each have outstanding options which are not currently exercisable.

(3)
Mr. Irwin is the Managing Director of Hillside Capital Incorporated. Includes (i) 860,885 shares held by Hillside Capital Incorporated; (ii) 93,005 shares issuable upon an option from the Company which is currently exercisable by Mr. Irwin; (iii) 40,584 shares held in trust for Mr. Irwin's benefit; and (iv) 27,056 shares held by or for the benefit of family members, as to which Mr. Irwin disclaims beneficial ownership.

(4)
Includes 96,387 shares held by members of his immediate family, as to which Mr. Coolidge disclaims beneficial ownership.

(5)
Mr. Sager is a partner of LaMont Asset Management SA.

Item 5.  Directors and Executive Officers

    The directors, executive officers and other members of management of the Company are:

Name	Age	Offices
Thomas R. Coolidge	66	Chairman, Chief Executive Officer, Secretary and Director
Fred W. Wagner, Ph.D.	60	President, Chief Scientist, Treasurer and Director
Barton Holmquist	57	Senior Vice President, Research and Development
David S. Walker	40	Senior Vice President and Chief Financial Officer
Malcolm Riddell	62	Managing Director—Facilities Construction
Mario R.W. Ehlers, M.B., Ch.B. and Ph.D.	41	Vice President and Chief Medical Officer
Christopher S. Hickey	48	Vice President of Production Management
James A. Williams, Ph.D.	40	Vice President and Director of Regulatory Affairs and Molecular Biology
Kris K. Christianson	43	Director of Quality Control and Bioanalytics
Daniel R. Strydom, Ph.D.	55	Director of Research
Walter R. Barry, III	34	Director
Grant W. Denison, Jr.	51	Director
Richard A. de Souza	47	Director
William J. Jenkins	53	Director
Stephen W. Jenks	58	Director
Erich Sager	42	Director

    Following is a brief summary of the business experience of each of the officers and directors of the Company.

    Thomas R. Coolidge, J.D., a founder of the Company, has been employed by the Company since its inception in 1989 and serves as its Chairman and Chief Executive Officer. From 1987 through 1988, he was President and CEO of Finn Sugar U.S., Inc., Schaumberg, Illinois, which provided specialty enzyme and sweetener products and specialty chemicals to the North American food markets. From 1982 through 1987, he was a Principal in the Stenbeck Group of New York City, where he was instrumental in winning the "private side" cellular radio telephone license for all of the United Kingdom with a U.K. partner and represented that Group's ownership in connection with the successful building and launching of that cellular system known as "Vodafone" to cover the licensed market. From 1975 through 1982, he served as the Executive Vice President of Parsons & Whittemore, Inc., a large privately-held paper pulp and machinery producer, with offices in New York City, where among his responsibilities were the financing, construction and start up of one of the largest single-line pulp mills at the time, located in Alabama. From 1960 through 1974, he practiced business and financial law as an associate and partner of a Wall Street law firm. He graduated from Harvard College and Harvard Law School.

    Fred W. Wagner, Ph.D., a founder of the Company, has been employed by the Company since its inception in 1989 and serves as its President and Chief Scientist. He became a faculty member of the University of Nebraska-Lincoln in the Department of Biochemistry in 1968, and a Professor in 1980. Dr. Wagner retired as an active member of the faculty at the end of 1995 and now works full time for the Company. Dr. Wagner's areas of research interest include metallo-proteins and metallo-enzymes, proteolytic enzymes and the immobilization, manipulation and purification of proteins. He is an author of more than 50 articles in scientific journals and of chapters in five books. Dr. Wagner received his Ph.D. in Biochemistry from Texas A&M University.

    Barton Holmquist, Ph.D., Senior Vice President, Research and Development, has been with the Company since February 1994, having previously been a Harvard Medical School faculty member (Associate Professor in the Department of Biological Chemistry and Molecular Pharmacology). He received his Ph.D. degree in 1969 from the University of California, Santa Barbara in chemistry and joined a renowned research group at Harvard where he studied in numerous areas of peptide chemistry and biochemistry, including the enzymology of hypertension and alcoholism. He has published extensively (over 110 publications) in these and other areas including the role of metals in biology and ways of examining them, analytical methods, and other aspects of enzymology. Prior to joining the Company, he was a consultant for the Company since its inception.

    David S. Walker, joined the Company in June 2000 and serves as its Senior Vice President and Chief Financial Officer. From 1996 to 2000, he was Chief Financial Officer of Arbor Acres Farm, Inc., an agribusiness company, with overall responsibility for the finance and information technology functions of the company. From 1993 to 1996, Mr. Walker served as Vice President—Finance and Information Technology of Fisons Corporation, a pharmaceuticals company, having the similar responsibilities and managing a staff of 40 persons.

    Malcolm Riddell, Managing Director of Facilities Construction, has been employed by the Company since September 1989. From 1980 to 1989, he was President and Chief Executive Officer of Plaskon Electronic Materials, Inc., a manufacturer of sophisticated materials for the epoxy encapsulation of semi-conductors. Prior to then, Mr. Riddell was employed in several managerial posts by Allied Chemical Corporation. Mr. Riddell is a graduate in science and engineering from Fairleigh Dickenson University.

    Mario R.W. Ehlers, M.B., Ch.B. (equivalent to M.D.) and Ph.D., joined the Company in June 1998 as its Vice President and Chief Medical Officer. Dr. Ehlers received his M.B., Ch.B. and Ph.D. in biochemistry at University of Cape Town in South Africa. Subsequently he served for seven years as a researcher and instructor at the Center for Biochemical and Biophysical Sciences for Medicine at Harvard Medical School. From 1992 to 1998, he served as the Chairman of the Department of Medical Biochemistry at the University of Cape Town. Dr. Ehlers combines strong credentials in the biochemistry of endocrine peptides with extensive medical and clinical experience.

    Christopher S. Hickey, joined the Company in July 1997 as the Vice President of Production Management. Prior to joining the Company, Mr. Hickey was employed by Somatogen in Boulder, Colorado for five years, where his responsibilities included fermentation and purification process development, production of clinical supplies, maintenance and metrology. Before joining Somatogen, he worked for Monsanto in St. Louis, Missouri for fifteen years. While at Monsanto he was involved in the design, construction, startup and operation of their pilot plant for the production of proteins from recombinant DNA technology. The Monsanto pilot plant experience resulted in his participation on the startup team for the world's largest commercial recombinant DNA protein production facility. He received his M.S. in Microbiology from Clemson University in 1977.

    James A. Williams, Ph.D., has been an employee of the Company since November 1996 and serves as Vice President and Director of Regulatory Affairs and Molecular Biology. He received his Ph.D. in Genetics from the University of Alberta and subsequently spent three years postdoctoral training at the University of Wisconsin. Prior to joining BioNebraska, he was employed as a Section Manager by Ophidian Pharmaceuticals, Inc. in Madison, Wisconsin for three years, where his responsibilities included cloning and E. coli expression vector development for multiple target proteins, and the development of scalable E. coli fermentation and protein purification methodologies for large scale manufacture of target proteins. He was responsible for the development of the E. coli master and working cell banks, fermentation methodologies, and downstream recombinant protein purification procedures for cGMP manufacture of two recombinant proteins that are currently utilized in a clinical development collaboration with a large pharmaceutical company.

    Kris K. Christianson has been with the Company since 1994 and serves as the Director of Quality Control and Bioanalytics. She is responsible for method development and validation, product testing and evaluation of biological fluids for products. Before joining BioNebraska, she worked for Abbott Laboratories, North Chicago, Illinois, for two years, where her responsibilities included construction and expression of recombinant proteins, purification and characterization of proteins and development of immunoassays. She was engaged in animal vaccine research and development at SmithKline Beecham Animal Health, Lincoln, Nebraska for six years prior to working at Abbott. She worked in the toxicology section of Midwest Laboratories, Kansas City, Missouri, for two years after receiving a M.S. in Microbiology from Kansas State University in 1983. She is an author of more than ten articles in scientific journals.

    Daniel J. Strydom, Ph.D., has been with the Company since December 1996 and serves as Director of Research with the Peptide Group. He is primarily responsible for research on the purification and structural purity of the various peptides of interest to the Company. He received his Ph.D. in Physical Chemistry from the University of South Africa in 1972 and his post-doctoral training at Harvard Medical School in 1973 and 1974. From 1966 to 1978, his research on various aspects of protein and peptide chemistry was carried out at the National Chemical Research Laboratories of the South African Council for Scientific and Industrial Research. From 1978 until December 1996, he carried out research in the Center for Biochemical and Biophysical Sciences and Medicine at Harvard Medical School in Boston and was Assistant Professor in the Department of Pathology at Harvard for the last 10 years. He has authored more than 60 articles in scientific journals, and has been active in protein and peptide chromatographic studies while serving on the editorial boards of "Analytical Biochemistry" and "Journal of Chromatography". He is a member and has served on various committees of the Association of Biomolecular Research Facilities (ABRF), an international organization which is concerned with establishing and maintaining high standards of analytical competence in the biotechnical industry and the biochemical field at universities.

    Walter R. Barry, III, has been a Director of the Company since December, 1993. Since 1999, Mr. Barry has been Chairman and Chief Executive Officer of viaMD.com, a business-to-business e-commerce company focused on the medical device industry. From March 1994 to August 1998, Mr. Barry was the Director of Business Development for First Physician Care, Inc., a physician group practice management company in Atlanta. Prior to that, Mr. Barry was Director of Communications of CareNetwork, a publicly-traded HMO, from July 1991 to February 1994. From July 1989 to June 1991, Mr. Barry was an Analyst in the Corporate Finance Department at the New York investment banking firm of Dillon, Read & Company, Inc. Mr. Barry graduated from Princeton University in 1989.

    Grant W. Denison, Jr., has been a Director of the Company since October 29, 1999. Mr. Denison is the Chief Executive Officer and Chairman of the Board of BioMarin Pharmaceutical, Inc., a pharmaceutical development company. Prior to joining BioMarin, Mr. Denison served as President, Consumer Products and Corporate Senior Vice President, Business Development at Searle, a pharmaceutical company, from July 1993 to April 1997. Prior to that, he held positions as Vice President Corporate Planning and President, U.S. Operations at Monsanto Company, Vice President, International Operations at Squibb Medical Systems, and Vice President, Planning and Business Development at Pfizer, Inc. Mr. Denison also serves as a director of BioSyn, Nastech Pharmaceutical Company, Inc., Dentalview, Inc. and Clubb BioCapital. Mr. Denison received an A.B. in Mathematical Economics from Colgate University and an M.B.A. from Harvard Graduate School of Business Administration.

    Richard A. de Souza, has been a director of the Company since June 2000. Mr. de Souza is currently President, Pharmaceuticals Europe and Asia, of Warner Lambert/Parke-Davis. Prior to this he was with SmithKline Beecham for 22 years, rising to the position of Chairman, European Pharmaceuticals. Mr. de Souza is a registered Pharmacist, and commenced his career in Manufacturing, before moving to Marketing, then Business Development & Finance. At SmithKline Beecham, he has served as Marketing Director/Vice President for Asia, Middle East and Africa and Senior Vice President and Director, Marketing for Europe and the USA. He also held a broad range of General Manager/Regional Manager assignments throughout the world. Additionally, Mr. de Souza serves on the academic advisory board of INSEAD in Fontainebleau, France and other academic advisory boards. He is a frequent speaker on elements of corporate strategy and related topics.

    William J. Jenkins, M.D., has been a director of the Company since November 1, 2000. He is currently engaged as a strategic consultant to F Hoffman-LaRoche, Basel, Switzerland. From 1996 to 1999, he served as the Head of Clinical Development and Regulatory Affairs Worldwide for Novartis Pharma AG, Basel. From 1992 through 1996, Dr. Jenkins was with Ciba Geigy, AG, Basel, as its Head of Medicine and Clinical Development Worldwide, remaining with Ciba through its merger with Sandoz to form Novartis in 1996. Dr. Jenkins holds a B.A., M.D., and other advanced degrees from Cambridge University, Cambridge, England, as well as advanced degrees from the Royal College of Physicians, United Kingdom, and London University. He is a member of the Board of Directors of Tanox, Inc. Houston, Texas, a publicly-held company which is a developer of monoclonal antibodies.

    Stephen W. Jenks, has been a director of the Company since March 1998. Mr. Jenks has been President of Hollenbeck Investments, a private investment company which he founded, since 1994. He also has an active consulting practice serving wealthy individuals, private companies and start-up companies. From 1970 to 1994, he was with J.P. Morgan in New York and London where his responsibilities at various times involved the shipping business, project finance, Africa, and distressed loans. Mr. Jenks graduated from the University of Pittsburgh and attended the Wharton School of Business of the University of Pennsylvania.

    Erich Sager, has been a director of the Company since July 1998. He is the Managing Partner of LaMont Asset Management SA, a private investment management firm. Before joining LaMont, he was head of private banking at Dresden Bank (Switzerland) Ltd. in Zurich. He is a member of the board of directors of BioMarin, Inc., and of Comptec Industries Ltd., a publicly held Canadian company which manufactures specialty plastic components.

Item 6. Executive Compensation.

Compensation Summary

    The following table shows the compensation earned for services rendered in all capacities to the Company by the Chief Executive Officer and the other most highly compensated executive officer of the Company whose salary and bonuses exceeded $100,000 for the year ended December 31, 1999 (the "Named Executive Officers"):

Summary Compensation Table

Long-Term Compensation Awards
			Annual Compensation(1)				Securities Underlying Options (# Shares)
Name and Principal Position	Fiscal Year		Salary		Bonus
Thomas R. Coolidge Chairman of the Board, Chief Executive Officer and Secretary	1999 1998 1997		$ $ $	294,745 256,300 233,300	$ $ $	58,949 64,075 55,000	300,000 — —
Fred W. Wagner President, Chief Scientist and Treasurer	1999 1998 1997		$ $ $	253,000 220,000 200,000	$ $ $	50,600 55,000 47,000	100,000 — —
Barton Holmquist Senior Vice President, Research and Development	1999 1998 1997		$ $ $	177,100 154,000 140,000	$ $ $	35,420 38,500 33,000	25,000 — —
Mario Ehlers Vice President and Chief Medical Officer	1999 1998	(1)	$ $	144,000 72,917		$28,800 —	10,000 40,000
Malcolm Riddell Managing Director of Facilities Construction	1999 1998 1997		$ $ $	150,000 130,000 130,000		$30,000 — —	— — —

(1)
Dr. Ehlers joined the Company in June 1998. Salary reflects a partial year.

Stock Plan

    The BioNebraska, Inc. Stock Plan (the "Stock Plan"), which was originally adopted in 1993 and subsequently amended, authorizes the grant of options to purchase up to 1,540,000 shares of Common Stock. Both incentive stock options and non-qualified stock options may be granted under the Stock Plan. The shareholders of the Company approved an increase in the shares reserved to this level in July, 2000. Exercise prices for incentive stock options must equal the market value per share at the time of grant. The stock options are granted with the approval of the Board of Directors of the Company or a committee thereof. As of November 13, 2000, there were outstanding options under the Stock Plan to purchase a total of 1,645,000 shares, of which options to purchase 985,014 shares were exercisable. Prior to July 2000, options were generally granted for terms of five years. In 1998, the Board approved the modification of outstanding options to purchase an aggregate of 270,000 shares issued to officers, directors, employees and consultants to extend the terms for five additional years. Consistent with industry practice, the Board elected in July 2000 to grant all new options for ten-year terms and authorized the modification of all other outstanding options to extend the terms for five additional years, subject to consent of the holders.

    The Company intends to issue options to purchase a total of 96,387 shares of Common Stock outside of the Stock Plan to replace outstanding Stock Appreciation Rights held by Mr. Riddell and three senior employees and consultants of the Company.

Option Grants

    The following table contains information concerning the grant of stock options under the BioNebraska, Inc. Stock Plan to the Named Executive Officers during the year ended December 31, 1999:

Option Grants in Last Fiscal Year

	Individual Grants
		% of Total Options Granted to Employees in Fiscal Year					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					Market Price on Date of Grant
	Options Granted			Exercise Price Per Share		Expiration Date
Name							5%	10%
Thomas R. Coolidge	300,000	41.6	(1)	$8.00	$8.00	2/01/04	$663,076	$1,465,224
Fred W. Wagner	100,000	13.9	(1)	$8.00	$8.00	2/01/04	272,077	617,249
Barton Holmquist	25,000	3.4		$8.00	$8.00	2/01/04	81,420	189,743
Mario Ehlers	10,000	1.4		$8.00	$8.00	2/01/04	38,196	91,487
Malcolm Riddell	—	—		—	—	—	—	—

(1)
The total number of options held by Mr. Coolidge and Dr. Wagner represent 24% and 12%, respectively, of the total options outstanding under the Stock Plan.

  Option Exercises and Year-End Values

    No stock options were exercised by the Named Executive Officers during the year ended December 31, 1999. The following table sets forth certain information regarding exercised and unexercised options held by each of the Named Executive Officers at the end of the year ended December 31, 1999.

	Aggregated Option Exercises in Last Fiscal Year and Option Values at Fiscal Year End
			Number of Securities Underlying Unexercised Options at December 31, 1999
					Value of Unexercised In-the-Money Options at December 31, 1999(1)
	Shares Acquired On Exercise(#)
		Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas R. Coolidge	—	—	180,000	200,000	$990,000	$900,000
Fred W. Wagner	—	—	113,334	66,666	690,003	299,997
Barton Holmquist	—	—	73,334	16,666	487,503	74,997
Mario Ehlers	—	—	16,668	33,332	88,340	176,660
Malcolm Riddell	—	—	50,000	—	345,000	—

(1)
Represents only options that were "in-the-money" on December 31, 1999. The value of unexercised options is calculated by determining the difference between the fair market value of the shares underlying the options at December 31, 1999 and the exercise price of the options, times the number of options outstanding. Fair market value was determined based upon the last sales price at which the Company sold Common Stock in a private placement.

Employment Agreements

    Mr. Coolidge, Dr. Wagner and Dr. Holmquist have entered into employment agreements with the Company, under which either party may terminate the contract on one year's notice. The Company has also entered into employment agreements with Mr. Walker, Dr. Ehlers and Mr. Riddell, which can be terminated by either the employee or the Company. The agreements can be terminated on nine month's notice for some officers and on six month's notice for others.

    All of the officers and employees of the Company, including Mr. Coolidge, Dr. Wagner, Dr. Holmquist, Mr. Walker, Dr. Ehlers and Mr. Riddell, have signed agreements with the Company which incorporate provisions for Company ownership of all inventions and technology conceived by them which pertain to the Company's business, and the safeguarding of the Company's confidential information and trade secrets. All of the employment agreements with the officers and key employees contain covenants prohibiting the employee from (i) competing with the Company, (ii) interfering with its business or business relationships, and (iii) soliciting any Company personnel (employees and independent contractors) for employment elsewhere, during employment with the Company and thereafter for specified periods after termination of employment and in the event certain compensation is paid to the officer or key employee.

Compensation of Directors

    All directors hold office for an indefinite term continuing until the next meeting of stockholders at which directors are elected. Non-employee directors are paid $1,000 per quarter and $1,000 per meeting attended, and are reimbursed for expenses and compensated for consulting services. In addition, the current non-employee directors have received non-qualified stock options to purchase an aggregate of 70,000 shares of Common Stock at the fair market value on the date of grant.

Compensation Committee Interlocks and Insider Participation

    Mr. Jenks is a member of the Compensation Committee and also provides consulting services to the Company. In 1999, the Company paid him $113,205 for these consulting services. Mr. Sager is a member of the Compensation Committee. He is a managing partner of LaMont Asset Management SA, a firm which invested $24,750,000 in the Company's Common Stock in 1999.

Board Compensation Committee Report on Executive Compensation

    The Compensation Committee consists of Messrs. Barry, Jenks and Sager. There was no formal Compensation Committee Report for fiscal 1999. The Compensation Committee made decisions on compensation of the Company's Chief Executive Officer and the President for fiscal 1999. Compensation decisions for the remaining executives and other employees were made by Mr. Coolidge and Dr. Wagner. The compensation philosophy of the Company is to provide competitive levels of compensation that are consistent with the Company's annual and long-term performance goals, recognize individual initiative and achievements and assist the Company in attracting and retaining qualified executives.

    In establishing compensation for executive officers, the Company examines a variety of factors, including salaries for executives holding comparable positions in similarly situated companies, including companies in the biotech industry. The Company also seeks to establish an executive compensation program that provides incentives that will reward officers for pursuing the actions necessary to improve the Company's performance and increase long-term shareholder value.

    There are three elements to the Company's executive compensation program: base salary, cash bonuses and long-term stock-based incentives. The Company believes that there should be a strong relationship between executive compensation and achievement of corporate goals.

    Base Salary.  Executive base salaries are based upon past performance, experience, responsibility and salary levels for persons holding similar positions in similarly situated companies.

    Cash Bonuses.  Bonuses are awarded to executive officers upon recognized achievements during the fiscal year.

    Stock Options.  Stock options are generally granted to executive officers in connection with their initial employment and periodically upon review of compensation levels and past performance. Stock options are also granted to substantially all of the Company's other professional employees (approximately 70 persons) and non-employee directors and consultants, who collectively hold approximately 50% of all outstanding stock options granted by the Company. The Committee believes that stock ownership by management and the Company's professional personnel and stock-based performance compensation arrangements are beneficial in aligning the interests of management and professional employees on the one hand and the interests of the shareholders on the other hand in enhancing shareholder value. Stock options have been awarded at an exercise price equal to the fair market on the date of grant and therefore have value only if the price of the Company's stock appreciates from the price on the date on which the stock options are granted. In this way, the Company's executive officers, professional employees and shareholders benefit from such stock price appreciation. Stock options are awarded in a manner consistent with the Company's objective to provide a long-term equity interest in the Company and to provide an opportunity for a greater financial reward if long-term performance is sustained. To encourage a long-term perspective, options generally vest over a three-year period.

    Chief Executive Officer Compensation.  In accordance with applicable regulations, this Compensation Committee Report sets forth the Committees' bases for the Chief Executive Officer's compensation. In determining the base salary, the Compensation Committee has utilized compensation surveys and has considered performance against major accomplishments and longevity with the Company. The base salary also reflects a cost of living increase. Mr. Coolidge received a salary adjustment from $256,300 to $294,745 in 1999. The Committee believes this level is competitive with other salaries of chief executive officers in the industry. Mr. Coolidge also received a stock option to purchase 300,000 shares of the Company's common stock in 1999. The exercise price of $8.00 is equal to the fair market value of the shares on the date of the grant. The option becomes exercisable in cumulative annual installments of one-third of the total option grant commencing one year from the date of grant, with full vesting occurring on the third anniversary date.

SUBMITTED BY THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

        Walter R. Barry, III Stephen W. Jenks Erich Sager

Item 7.  Certain Relationships and Related Transactions

Transactions with Management and Others

    The Company leases office space from Mr. Coolidge for which the Company paid $20,352 in 1999 and $14,400 in 1998. The lease payments constitute reimbursement of the mortgage interest and property taxes for the space. See "Compensation Committee Interlocks and Insider Participation."

    The Company and Medtronic, Inc. ("Medtronic") are parties to an Investment Agreement dated July 16, 1998 (the "Investment Agreement") pursuant to which Medtronic purchased 50,000 shares of the Company's Series G Preferred Stock at a purchase price of $100 per share (an aggregate $5,000,000).

    Under the terms of the Investment Agreement the gross proceeds received by the Company were to be used for peptide production scale up and cGMP development that is integral to the CHF/GRF clinical program of the Company, including but not limited to preclinical evaluation, drug stability and drug compatibility of and with Medtronic's drug delivery systems, any clinical trials necessary to obtain regulatory approval for GRF, and animal feasibility studies. At the end of 1998, $1.9 million of the $5 million had been spent and all $5 million had been spent by the end of 1999.

    The Investment Agreement grants Medtronic the right to designate an observer to the Company's Board of Directors and to receive financial and other information regarding the Company. The Investment Agreement also grants Medtronic the right to purchase its pro rata share of future offerings of new issuances of capital stock by the Company, other than standard exclusions for options, warrants, convertible stock and shares issued in a registered public offering. Pursuant to this right, Medtronic purchased an additional 34,441 shares of Company Common Stock at prices ranging from $7.00 to $8.00 per share (an aggregate of $273, 316) in May 1999 and 166,916 shares of Common Stock at $12.50 per share in September 2000. The Investment Agreement also grants Medtronic a right of first offer and first refusal if the Company proposes to grant a third party marketing or distribution rights for the Company's GRF products in the field of Congestive Heart Failure. The Company and Medtronic also entered into a Registration Rights Agreement granting Medtronic certain rights described in Item 11 below.

Item 8.  Legal Proceedings

    There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.

Item 9.  Market Price of and Dividends on the Company's Common Equity and Related
Stockholder Matters.

Market Price

    There is no established public market for the Company's Common Stock.

Holders

    As of November 13, 2000, the Company had issued and outstanding 7,297,220 shares of Common Stock held by 445 holders of record; 11,750 shares of Series A Preferred Stock held by one holder of record; 16,365 shares of Series B Preferred Stock held by 48 holders of record; 21,000 shares of Series C Preferred Stock held by 72 holders of record; 60,739 shares of Series D Preferred Stock held by 138 holders of record; 17,076 shares of Series E Preferred Stock held by 33 holders of record; 110,118 shares of Series F Preferred Stock held by 25 holders of record; and 50,000 shares of Series G Preferred Stock held by one holder of record. Many of the holders of Common Stock are also holders of record of one or more series of Preferred Stock.

    Of the 7,297,220 shares of Common Stock outstanding, approximately 4,511,758 shares are currently eligible for resale without restriction under the Securities Act of 1933, as amended (the "Act"), unless held by "affiliates" of the Company as that term is defined in rule 144 promulgated under the Act. In addition 3,666,979 other shares of Common Stock are issuable upon the conversion of outstanding convertible preferred stock. All of those shares of Common Stock would become eligible for resale under the Act, subject to the restrictions imposed upon affiliates of the Company under Rule 144. See "Registration Rights" under Item 18.

Dividends

    To date, the Company has not paid cash dividends on its Common Stock and currently does not intend to pay cash dividends in the foreseeable future. If and to the extent that any operating profits are realized, the Company currently intends, for the foreseeable future, to utilize such profits for operating purposes. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and other such factors as the Board of Directors deems relevant. As long as any Convertible Preferred Stock is outstanding, no dividend whatsoever may be declared or paid upon, nor shall any distribution be made upon Common Stock or any junior securities, unless payment in full of all cumulative dividends on the outstanding Convertible Preferred Stock has been paid.

Item 10.  Recent Sales of Unregistered Securities.

Recent Sales of Unregistered Securities

    In the past three years, the Company raised capital pursuant to the following issuances of securities. Each of the following transactions involved the offering of such securities (i) to a limited number of persons who purchased the securities as an investment for his or her own account and not with a view to a distribution thereof pursuant to Rule 506 under the Securities Act of 1933, as amended (the "Act") or (ii) in an offshore offering to Non-U.S. persons pursuant to Regulation S under the Act. Based in part on the foregoing, the Company believes that the transactions enumerated above were exempt under Section 4(2) of the Act, and from the Registration and prospectus delivery requirements of that Act and from applicable state securities laws in the states where the United States purchasers reside.

    In June through August 1997, the Company conducted a private offering of 17,070 shares of Series E Convertible Preferred Stock at $100.00 per share, resulting in gross proceeds of $1,202,000 to the Company. The offering was sold to a limited number of accredited investors in the United States. The Company paid a 10% commission ($140,700) and issued a warrant to purchase 20,100 shares of Common Stock at $7.00 per share, to a registered broker-dealer in the United States. A Form D was filed with the SEC on July 3, 1997 and amended on December 22, 1997 relating to these exercises.

    In late 1997 and early 1998, the Company conducted a private bridge financing of units consisting of $50,000 six-month convertible subordinated notes (the "Bridge Notes") and warrants to purchase 5,000 shares of Common Stock at $7.00 per share. The Company issued $3,765,500 in principal amount of Bridge Notes and 376,550 warrants. In connection with the offering, the Company paid a registered broker-dealer a 6% commission ($225,930) and issued agent warrants to purchase an aggregate of 37,655 shares of Common Stock at $7.00 per share. A Form D was filed with the SEC on January 20, 1998.

    Each Bridge Note holder had the right to convert to Common Stock up to 50% of the principal amount of the Bridge Notes at a price of $7.00 per share. Interest accrued under the Bridge Notes at 10% per annum for the first six months and at 12% per annum during the six-month extension period. In late

1998, the Company solicited conversion of the Bridge Notes. Principal in the aggregate amount of $1,401,000 was converted into 225,807 shares of Common Stock. The remaining principal in the amount of $2,364,500 plus accrued interest was repaid by the Company in cash. In connection with this solicitation, the Company sold 25,736 additional shares of Common Stock for gross proceeds of $180,155. The Company paid a 5% solicitation fee in the amount of $50,970.10 to a registered broker-dealer. A Form D was filed with the SEC on November 14, 1998.

    In June 1998, the Company conducted a private offering of 110,118 shares of Series F Convertible Preferred Stock at $100 per share, resulting in gross proceeds of $11,011,800 to the Company. Of the total number of shares issued, 98,450 shares were sold in an offshore offering through a London placement agent pursuant to Regulation S. The Company paid that placement agent an 8.5% commission of $836,800 (paid $50,000 in cash and the remainder through the delivery of 7,868 shares of Series F Preferred Stock). In additional, the placement agent received a warrant to purchase an aggregate of 104,603 shares of Common Stock at an exercise price of $8.00 per share. The Company also paid an 8.5% commission equal to $4,250 and issued a warrant to purchase 531 shares of Common Stock at $8.00 per share to a registered broker-dealer in the United States for the sale of 500 shares of Series F Preferred Stock to an accredited investor pursuant to Regulation D. The Company sold the remaining 3,300 shares directly to an accredited investor. The Company paid a 4.25% fee ($10,625) and issued a warrant to purchase 1,328 shares to a consultant in connection with that sale. A Form D was filed with the SEC on June 15, 1998 with respect to the U.S. Sales.

    In June 1998, the Company issued 50,000 shares of its Series G Convertible Preferred Stock to an accredited investor at $100 per share, resulting in $5,000,000 gross proceeds. No commissions or finders fees were paid in connection with that purchase. No Form D was filed for this isolated sale. The Company believes the sale was exempt under Section 4(2) of the Act.

    In May 1999, the Company sold 375,000 shares of Common Stock to one accredited investor in an offshore offering pursuant to Regulation S at a purchase price of $8.00 per share, with gross proceeds of $3,000,000. An 8% commission ($240,000) was paid to a London placement agent. The holder of the Company's Series G Stock also exercised its right to purchase 34,441 shares of Common Stock in connection with that offering for an aggregate purchase price of $273,316. A Form D was filed with the SEC on June 1, 1999.

    In the Summer of 1999, seven holders of placement agent warrants exercised their warrants to purchase an aggregate of 15,534 shares of Common Stock at $7.00 per share. Between January 2000 and March 2000, fourteen holders of placement agent warrants exercised warrants to purchase 161,348 shares of Common Stock at prices ranging from $5.00 to $7.00 per share. From April 2000 through August 2000, thirteen holders of placement agent warrants exercised warrants to purchase 45,123 shares of Common Stock at $7.00 per share. A Form D was filed with the SEC on February 4, 2000, and subsequently amended.

    In October 1999, a former employee exercised a stock option under the Company's 1993 Stock Plan to purchase 1,100 shares of Common Stock at an exercise price of $7.00 per share, and another employee exercised a stock option in April 2000 for 1,000 shares at $6.50 per share. The Company believes that these issuances of the shares were exempt under Rule 701 of the Act.

    Between October and December 1999, the Company sold an aggregate of 1,782,500 shares of Common Stock in an offshore offering pursuant to Regulation S at $12.50 per share, for aggregate gross proceeds of $22,281,250. An 8% commission ($1,782,500) and $50,000 for expenses was paid to a London placement agent. No Form D was filed because sales were made pursuant to Regulation S.

    In January through May 2000, the Company sold an additional 117,800 shares of Common Stock at $12.50 per share to accredited investors in the United States for gross proceeds of $1,472,500. No commissions were paid in connection with those purchases. These sales were reported on the Form D filed on February 4, 2000 and amended on April 14, 2000.

    On March 31, 2000, the Company completed the private placement of Common Stock, selling 85,800 shares at $12.50 per share. The Company paid an 8% commission ($85,800) to a registered broker-dealer for those sales. The Form D was filed for this U.S. offering on February 4, 2000 and amended on April 14, 2000.

    In September 2000, the Company sold 166,916 shares of Common Stock at $12.50 per share to the holder of the Company's Series G Preferred Stock in connection with its contractual right to purchase a portion of new securities issued by the Company. The Form D filed on February 4, 2000, as amended, for the related private placement included in this transaction.

Item 11.  Description of Company's Securities To Be Registered.

    Under its Certificate of Incorporation, the Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.01 par value, and 3,000,000 shares of Preferred Stock, $.01 par value. Holders of shares of Common Stock have no preemptive rights to purchase additional shares of any class or series of the Company's stock. All of the issued and outstanding shares of the Company's Common Stock are duly authorized and validly issued, fully paid and nonassessable. Each share of Common Stock entitles the holder thereof to one vote, in person or by proxy, upon all matters submitted for a vote by the shareholders of the Company. Holders of shares of Common Stock do not have cumulative voting rights for the election of directors. Thus, the owners of a majority of the voting power outstanding may elect all of the directors, if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors.

Preferred Stock

    The Company's Certificate of Incorporation authorizes the Board of Directors to establish by resolution different classes or series of preferred stock and to fix the relative rights and preferences of said shares in any class or series. Of the Preferred Stock the Board of Directors has designated 11,750 shares as Series A Preferred Stock, 16,500 shares as Series B Convertible Preferred Stock, 50,000 shares as Series C Convertible Preferred Stock, 100,000 shares as Series D Convertible Preferred Stock, 200,000 shares as Series E Convertible Preferred Stock, 200,000 shares as Series F Convertible Preferred Stock and 50,000 shares of Series G Convertible Preferred Stock.

    Existence of the undesignated preferred stock and the authority of the Board of Directors to issue such shares without shareholder approval could have the effect of making mergers or the assumption of control more difficult, thus making the removal of incumbent management more difficult. The Board of Directors could cause the Company to issue additional shares of preferred stock with voting rights designed to thwart an attempted takeover or business combination. Similarly, the existence of the preferred stock could permit the Company to effect a private placement of such shares that would make a merger or takeover more difficult to accomplish, particularly if the investor or investors in such a private placement were known to be friendly to incumbent management.

Series A Preferred Stock

    The Board of Directors has designated 11,750 of the preferred shares as Series A Preferred Stock and all such shares were issued to Hillside Capital Incorporated in exchange for the extinguishment of certain debt and stock options. The following is a brief summary of the terms of the Series A Preferred Stock.

    The holders of the Series A Preferred Stock have no voting power, except in the event that at least one year's dividends have not been paid on the Series A Preferred Stock prior to May 31, 2001. In that event, the holders of the outstanding Series A Preferred Stock, voting separately as a class, shall be entitled to elect one-third (1/3) of the members of the Board of Directors (the "Preferred Stock Directors"), and shall have the exclusive right to remove any Preferred Stock Director, until the accrued dividends are paid in full. In addition, the holders of Series A Preferred Stock have the right to vote on the authorization or creation of any class of stock having a liquidation preference or priority superior to the liquidation preference and priority of the Series A Preferred Stock. The Series A Preferred Stock is not convertible into Common Stock.

    The holders of the Series A Preferred Stock are entitled to receive cumulative dividends at the rate of $7.50 per share per annum beginning as of May 31, 1993, payable annually in preference and priority to any payment of any dividend on Common Stock or any other shares ranking junior to the Series A Preferred Stock as to dividends. Dividends began to accrue and be cumulative on May 31, 1993, however, the holder of the Series A Stock has agreed that the Company is not required to pay any dividends until May 31, 2001.

    The Series A Preferred Stock may be redeemed by the Company at any time at a redemption price equal to the $100 face value per share plus all unpaid and accumulated dividends. In addition, each holder has the right to require the Company to redeem his or her Series A Preferred Stock beginning after May 31, 2002 at a redemption price of the face value per share plus all unpaid and accumulated dividends. The Company has the right to pay all or part of the mandatory redemption in cash and to issue a two-year promissory note in the amount of the unpaid balance, which note shall be unsecured and bear interest at the rate of twelve percent (12%) per annum. The total redemption amount as of December 31, 1999, would have been $1,755,156.

    Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock are entitled to receive $100 in cash per share plus all unpaid and accumulated dividends before any distribution is made to any class of stock ranking junior to the Series A Preferred Stock. The consolidation or merger of the Company, a transfer of all or substantially all of its assets for cash or securities or a share exchange will not be considered a liquidation, dissolution or winding up of the Company. So long as any shares of Series A Preferred Stock shall be outstanding, the Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than two-thirds of the outstanding shares of Series A Preferred Stock, voting as a separate class, authorize or create any shares of any class of stock having a liquidation preference or priority superior to the liquidation preference and priority of the Series A Preferred Stock.

Series B through Series G Preferred Stock

    The Company has outstanding six series of Preferred Stock (Series B, C, D, E, F and G), which it sold through private placements of the stock and one negotiated equity investment. Each of the Series ranks on a parity with each other, as well as the Series A Preferred Stock, with respect to the payment of dividends and liquidation rights. Each of Series B Preferred Stock though Series G Preferred Stock has substantially the same terms, except the conversion price and the redemption and put rights.

  Voting Rights

    Holders of the Series B through Series G Preferred Stock are entitled to vote on all matters submitted to the shareholders and receive one vote for each share of Common Stock into which such holder's shares are then convertible. The Company is prohibited from authorizing or issuing any capital stock having a liquidation preference superior to a series of Preferred Stock or amending the Certificate of Incorporation or the resolution relating to the series, without the affirmative vote of the holders of two-thirds (2/3) of that series of Preferred Stock, voting separately as a class.

  Dividends

    The holders of the outstanding Series B through Series G Preferred Stock are entitled to receive cumulative dividends at the rate of $9.75 per share per year, payable annually on a parity with the Series A Preferred Stock and in preference and priority to any payment of any dividend on the Common Stock or any other shares junior to the Preferred Stock. Dividends begin to accrue on the date of the original issue of the shares of the Preferred Stock. Accrued and unpaid dividends do not bear interest.

  Conversion

    The holders of the shares of Preferred Stock have the right at any time to convert without payment of additional consideration each share of Preferred Stock into shares of Common Stock, at the rate determined by multiplying the number of shares of Preferred Stock to be converted by $100 and dividing the product thereof by the imputed conversion price. The initial conversion price for each series is as follows: Series B—$7.00; Series C—$7.00; Series D—$7.00; Series E—$7.00; Series F—$8.00; Series G—$7.75. The conversion prices are subject to proportionate reduction if the Company subdivides its Common Stock or issues a dividend payable in Common Stock, and to proportionate increase if the Company combines the outstanding shares of Common Stock into a smaller number of shares. In addition, the shares of Preferred Stock are subject to adjustment if any capital reorganization or reclassification or merger or sale of assets would be effected so that the holders of Preferred Stock will be entitled to the same rights as holders of Common Stock upon conversion of their Preferred Stock. All outstanding shares of Series B through Series G Preferred Stock will automatically convert into Common Stock upon notice by the Company to the holders if the Company closes an underwritten public offering of its Common Stock with gross proceeds of at least $7,000,000. At such time, all cumulated dividends will be paid.

  Redemption

    With respect to the Series B, C, D, E and F Preferred Stock, the Company has the right to redeem the Preferred Stock, in whole or in part, at its $100 face value per share plus all unpaid and cumulated dividends, at any time after the date set forth in the Certificate of Designation (which date is approximately 3-4 years after issuance of the stock). Holders will have the right to convert to Common Stock any Preferred Stock that the Company seeks to redeem.

  Put Right

    For the three-month period commencing on the redemption date described above, holders of Series D through Series F Preferred Stock have the right to put their shares to the Company for mandatory redemption for a purchase price equal to the face value ($100 per share) plus cumulated dividends. No holder has exercised this right to date. The put rights for the outstanding Series B, Series C and Series D Preferred Stock have expired. If a put right is exercised, the Company has the right to pay the redemption price in three installments over a twelve-month period.

Series G Preferred Stock

    In connection with the acquisition of the Series G Preferred Stock described above, the holder entered into an Investment Agreement and a Registration Rights Agreement with the Company. Under the Investment Agreement, the Company granted the holder, among other rights, a right of first refusal to purchase its pro rata share of any New Securities (as defined in the Agreement) that the Company may issue. "New Securities" excludes, among other transactions, the conversion of outstanding securities and the issuance of stock options under the Company's Stock Plan. See Item 7—Certain Transactions.

Warrants and Options

    In connection with a Bridge Note Offering in 1997 and early 1998, the Company issued Warrants to investors to purchase an aggregate of 376,550 shares of Common Stock. The Warrants may be exercised to purchase common stock at any time after the maturity date of the Notes at $7.00 per share. The Warrants will expire on the fifth anniversary of the date of their issuance.

    The Company also has issued Warrants to purchase an aggregate of 237,626 shares of Common Stock to placement agents and advisors. These Warrants generally have a term of four or five years and are exercisable at prices ranging from $7.00 to $12.50 per share.

    As described in Executive Compensation, the Company currently has outstanding options to purchase 1,615,000 shares of Common Stock under the Stock Plan. Also the Company intends to issue options to purchase a total of 96,387 shares of Common Stock outside of the Stock Plan to replace outstanding Stock Appreciation rights held by four employees and consultants to the Company. There is also an outstanding option to purchase 93,005 shares of Common Stock which was granted outside of the Stock Plan.

Registration Rights

    Certain holders of the Company's Common Stock issued prior to the 1993 Unit Offering are entitled to certain Registration rights with respect to their Common Stock. Under the Registration Rights Agreement dated as of July 13, 1989 and amended as of November 22, 1989, John N. Irwin III, the Managing Director of Hillside Capital Incorporated ("Hillside"), and his affiliates are entitled to one limited demand Registration at the expense of the Company, and a group consisting of Cultor Ltd., Hillside and Messrs. Coolidge, Wagner, Sheldon M. Schuster and Dwane E. Wylie are entitled to two demand registrations in the aggregate. The Company is not obligated to effect such a Registration if a demand is made within 180 days of an underwritten initial public offering, or if the Company gives notice of a planned initial public offering, or if the holder is able to sell its registrable securities under Rule 144 of the federal securities laws during the three-month period following the request, or if the holders making the request in the aggregate own less than 5 percent of the outstanding stock of the Company, or if the requested aggregate offering to the public would not be at least $2,500,000. The Company's Board of Directors may delay any such Registration if the Registration would be "seriously detrimental" to the Company. These holders of the Common Stock are also entitled to certain "piggyback" registration rights in connection with a registered offering of the Company (other than an initial public offering), subject to certain exceptions and restrictions.

    In addition, holders of warrants issued to the placement agent in the 1993 Unit Offering of the Company ("1993 Warrants") have Registration rights for an aggregate 166,459 shares of Common Stock to be issued upon exercise of such Warrants ("Warrant Shares"). These Registration rights consist of (i) a demand Registration right, which is exercisable by the holders of a majority in interest of the 1993 Warrants and/or the Warrant Shares at any time prior to the expiration of five (5) years from the date of the 1993 Warrants, provided the Company has conducted an initial public offering of the Common Stock of the Company, and (ii) the right to include the Warrant Shares in certain registered offerings conducted by the Company at any time prior to the expiration of seven (7) years from the date of the 1993 Warrants, subject to the right of the managing underwriter in an underwritten offering to reduce pro rata the number of Warrant Shares includable in such offerings. The rights in (i) have expired.

    Holders of warrants issued to the placement agent in the 1997 Bridge Financing of the Company ("Bridge Financing Warrants") also have Registration rights for 37,655 shares of Common Stock to be issued exercise of such Warrants ("Bridge Warrant Shares"). These Registration rights consist of (i) a demand Registration right, which is exercisable by the holders of a majority in interest of the Bridge Warrants and/or Bridge Warrant Shares beginning one (1) year after an initial public offering of the Common Stock of the Company, and (ii) the right to include the Bridge Warrant Shares in certain registered offerings conducted by the Company prior to December 31, 1999, subject to the right of the managing underwriter in an underwritten offering to limit or exclude Bridge Warrant Shares if required by marketing factors. The rights described in (ii) have expired because the Company conducted no such offerings.

    The holder of Series G Preferred Stock (or Common Stock issuable upon conversion thereof), has registration rights consisting of: (i) up to two demand registrations, (ii) Form S-3 Registration rights, and (iii) piggyback Registration rights. The Company is not obligated to effect a demand Registration until the earliest to occur of: (a) three years after the issuance of the Series G stock, (b) the first date that any other Company shareholder exercises a demand Registration right, or (c) 180 days after the Company's initial public offering. The Company has the option to defer a demand Registration under certain circumstances and the Form S-3 and piggyback Registration rights are subject to customary limitations.

Delaware Law and the Company's Charter and By-law Provisions

    The Company's Amended and Restated Bylaws provide that stockholder action may be taken at a duly called and convened annual or special meeting of stockholders only if properly brought before the meeting. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding providing certain information and advance notice to the Company. In addition, special meetings of stockholders may be called only by the Chief Executive Officer or by the Board of Directors, and nominations for the election of directors may be made by shareholders only if the nomination complies with requirements regarding providing certain information and advance notice to the Company.

    These provisions may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of the Company's Board of Directors. These provisions could delay, until the next stockholders' meeting, actions which are favored by the holders of a majority of the outstanding voting securities. These provisions may also discourage a third party from making a tender offer for the Company's Common Stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder only if specific procedures are followed for a duly called stockholders' meeting or written consent.

    The Delaware General Corporation Law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Company's Bylaws will require the vote of the holders of at least 75% of the general voting power of the Company's capital stock to amend or repeal any of the foregoing provisions.

    BioNebraska is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

Item 12.  Indemnification of Officers and Directors.

    The Company's Certificate of Incorporation and Amended and Restated Bylaws provide that any person who at any time serves as a director, officer, employee or agent shall be indemnified by the Company to the fullest extent permitted by the Delaware General Corporation Law ("DGCL").

    Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Bylaws. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person.

    The indemnification provided by the Bylaws shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data

    The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

    Not applicable.

Item 15.  Financial Statements and Exhibits

BIONEBRASKA, INC.
(A Development Stage Company)
3820 NW 46th Street
Lincoln, Nebraska 68524

Independent Auditor's Report
and Restated Financial Statements
For The Years Ended
December 31, 1999, 1998, 1997
and the Cumulative Period from
April 15, 1988 (date of incorporation) to December 31, 1999

BIONEBRASKA, INC.
Table of Contents

Page
Independent Auditor's Report	1
Restated Financial Statements:
Balance Sheets	2-3
Statements of Operations	4
Statements of Shareholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-19

Loren D. Swanson
Certified Public Accountant
6120 Havelock Avenue, Suite A-2
Lincoln, Nebraska 68507

Independent Auditor's Report

The Board of Directors
BioNebraska, Inc.
3820 N. W. 46th Street
Lincoln, Nebraska 68524

    I have audited the accompanying balance sheets of BioNebraska, Inc. as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1999, 1998 and 1997, and the cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of BioNebraska, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 and for the cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company, from inception, has incurred losses from development activities that raise substantial questions about its ability to continue as a going concern, unless supporting funds or assistance continue to become available to the Company from external sources. Management has in the past and continues to rely on the proceeds of private investments and development collaborations to fund its operating deficit. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    As disclosed in Note 12, the accompanying 1999 and 1998 financial statements have been restated.

Loren D. Swanson
March 4, 2000 (November 9, 2000 as to Note 12)

1

BIONEBRASKA, INC.

Balance Sheets

	December 31, 1999	December 31, 1998	March 31, 2000
	(as restated, see Note 12)	(as restated, see Note 12)	(as restated, see Note 12) (unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$18,393,567	$5,403,171	$15,864,318
Restricted Cash	0	3,114,774	0
Receivables	13,896	4,746	10,758
Inventories	35,172	0	37,962

Total Current Assets	$18,442,635	$8,522,691	$15,913,038

Property and Equipment, at cost:
Modular facilities	149,810	0	149,810
Furniture and fixtures, computer and office	353,459	250,597	373,186
Laboratory and production equipment	3,951,534	2,063,541	3,979,489
Construction-in-Progress	1,482,220	92,616	2,191,308

	5,937,023	2,406,754	6,693,793
Less: accumulated depreciation	2,063,090	1,330,831	2,246,228

Net property and equipment	3,873,933	1,075,923	4,447,565

Leasehold Improvements, at cost	491,225	133,354	594,416
Less: accumulated depreciation	22,349	14,345	24,371

Net leasehold improvements	468,876	119,009	570,045

Prepaid Finance Charges, at cost	231,680	231,680	231,680
Less: accumulated amortization	231,680	223,472	231,680

Net prepaid finance charges	0	8,208	0

Patents and Patents Licensed, at cost	719,747	602,559	719,747
Less: accumulated amortization	128,805	87,085	139,236

Net patents and patents licensed	590,942	515,474	580,511

Other assets:
Licensing agreements	82,500	0	92,500
Deposits and fees	45,717	20,199	45,717

Total Other Assets	128,217	20,199	138,217

Total Assets	$23,504,603	$10,261,504	$21,649,376

See accompanying notes.

2

BIONEBRASKA, INC

Balance Sheets

	December 31, 1999	December 31, 1998	March 31, 2000
	(as restated, see Note 12)	(as restated, see Note 12)	(as restated, see Note 12) (unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,608,335	$324,134	$1,462,173
Accrued expenses	29,269	104,558	11,853
Accrued stock appreciation rights payable	956,377	474,442	956,377
Bridge loan financing	0	2,111,750	0
Equipment financing-current portion	565,335	225,796	565,335

Total Current Liabilities	3,159,316	3,240,680	2,995,738

Long-Term Liabilities:
Other notes payable	25,000	0	0
Equipment financing-less current portion	1,389,369	254,642	1,228,356

Total Long-Term Liabilities	1,414,369	254,642	1,228,356

Total Liabilities	4,573,685	3,495,322	4,224,094

Redeemable Non-Convertible Preferred Stock:
Series A ($0.01 par value; 11,750 shares authorized, issued and outstanding in 1999 and 1998)	1,755,156	1,667,031	1,777,187

Shareholders' Equity:
Common stock, ($0.01 par value; 20,000,000 shares authorized, 6,719,233 shares issued and outstanding in 1999, and 4,324,444 shares issued and outstanding in 1998)	67,192	43,244	69,804
Convertible preferred stock, Series B, C, D, E, F, G, ($0.01 par value; 2,988,500 shares authorized, 275,292 shares issued and outstanding in 1999 and 1998	2,752	2,752	2,752
Additional paid-in capital	61,065,861	36,397,283	63,099,639
Retained (deficit) accumulated during the development stage	(43,960,043)	(31,344,128)	(47,524,100)

Total Shareholders' Equity	17,175,762	5,099,151	15,648,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY EQUITY	$23,504,603	$10,261,504	$21,649,376

See accompanying notes.

3

BIONEBRASKA, INC.

(a development stage company)

Statements of Operations For The Year Ended December 31, 1999, 1998, 1997 and
Cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999

				Cumulative Period from April 15, 1988 (date of incorporation) to December 31, 1999
	Year ended December 31,				Three Month period ended March 31, 2000	Three Month period ended March 31, 1999
	1999	1998	1997
		(as restated, see Note 12)		(as restated, see Note 12)	(unaudited)	(unaudited)
REVENUES:
Collaborative research agreements	$0	$2,186	$328	$1,528,583	$0	$0
GRF and services rendered to OT Company	0	0	0	1,150,000	0	0
Metal detection kit sales	5,181	10,368	5,372	971,754	0	1,176

Total revenues	5,181	12,554	5,700	3,650,337	0	1,176

OPERATING COSTS AND EXPENSES
General and administrative	2,245,934	2,468,639	1,299,431	13,697,487	608,942	485,273
Clinical trials	1,123,154	566,595	0	1,689,749	709,663	494,540
Research and development	9,311,977	$5,885,635	3,545,860	32,095,502	2,381,824	2,252,351

Total operating costs and expenses	12,681,065	8,920,869	4,845,291	47,482,738	3,700,429	3,232,164

OPERATING LOSS	(12,675,884)	(8,908,315)	(4,839,591)	(43,832,401)	(3,700,429)	(3,230,988)
OTHER INCOME (EXPENSE):
Interest and other income	291,519	357,385	32,011	856,727	211,772	65,299
Interest expense	(231,550)	(319,549)	(49,090)	(984,369)	(75,400)	(89,175)

	59,969	37,836	(17,079)	(127,642)	136,372	(23,876)

NET LOSS	(12,615,915)	(8,870,479)	(4,856,670)	(43,960,043)	(3,564,057)	(3,254,864)
Preferred stock dividends (accreted $88,125 per year, cumulating but not declared of $2,684,097, $1,903,521, $1,039,730 and $6,521,828 for 1999, 1998, 1997 and the cumulative period ended December 31, 1999 respectively)	(2,772,222)	(1,991,646)	(1,127,855)	(7,101,984)	(693,055)	(693,055)

Net loss applicable to common stock	$(15,388,137)	$(10,862,125)	$(5,984,525)	$(51,062,027)	$(4,257,112)	$(3,947,919)

Basic and diluted earnings per share	$(3.04)	$(2.55)	$(1.41)	$(1.22)	$(0.62)	$(0.90)

Average number of common shares outstanding	5,058,928	4,264,559	4,259,115	3,553,896	6,860,071	4,386,515

See accompanying notes.

4

BIONEBRASKA, INC.
(a development stage company)
Statement of Shareholders' Equity

	Convertible Preferred Stock							Voting Common Stock			Deficit Accumulated During Development Stage Amount
	Number of Shares	Par Value Series B Amount	Par Value Series C Amount	Par Value Series D Amount	Par Value Series E Amount	Par Value Series F Amount	Par Value Series G Amount	Number of Shares	Per Value Amount	Additional Paid-in Capital Amount		Total Amount
INITIAL ISSUANCE
Issuance of common stock								2,085,003	$20,850	$703,649		$724,499
Debt conversion to common								821,992	8,220	1,953,443		1,961,663
1993 unit common stock offering								1,109,750	11,097	5,470,792		5,481,889
1995 warrant common stock exercise								242,370	2,424	1,494,211		1,496,635
Issuance of 16,365 shares of preferred stock, Series B	16,365	$164								1,472,686		1,472,850
Issuance of 21,000 shares of preferred stock, Series C	21,000		$210							1,889,790		1,890,000
Issuance of 60,739 shares of preferred stock, Series D	60,739			$607						6,021,614		6,022,221
Accretion of preferred stock, Series A, to redemption value										(315,781)		(315,781)
Net loss for the period from April 15, 1988 (date of incorporation to December 31, 1996)											$(17,616,979)	(17,616,979)

BALANCE AT DECEMBER 31, 1996	98,104	164	210	607	0	0	0	4,259,115	42,591	18,690,404	(17,616,979)	1,116,997
Issuance of 17,070 shares of preferred stock, Series E	17,070				$170					1,496,130		1,496,300
Accretion of preferred stock, Series A, to redemption value										(88,125)		(88,125)
Net loss for the year ended December 31, 1997											(4,856,670)	(4,856,670)

BALANCE AT DECEMBER 31, 1997	115,174	164	210	607	170	0	0	4,259,115	42,591	20,098,409	(22,473,649)	(2,331,498)
Issuance of 110,118 shares of preferred stock, Series F	110,118					$1,101				10,173,899		10,175,000
Issuance of 50,000 shares of preferred stock, Series G	50,000						$500			4,999,500		5,000,000
Modification of stock options										810,000		810,000
Conversion of bridge notes to common stock								65,329	653	403,600		404,253
Accretion of preferred stock, Series A, to redemption value										(88,125)		(88,125)
Net loss for the year ended December 31, 1998											(8,870,479)	(8,870,479)

BALANCE AT DECEMBER 31, 1998	275,292	164	210	607	170	1,101	500	4,324,444	43,244	36,397,283	(31,344,128)	5,099,151
Conversion of bridge notes to common stock								160,478	1,605	930,228		931,833
Issuance of common stock								2,234,311	22,343	23,826,475		23,848,818
Accretion of preferred stock, Series A, to redemption value										(88,125)		(88,125)
Net loss for the year ended December 31, 1999											(12,615,915)	(12,615,915)

BALANCE AT DECEMBER 31, 1999	275,292	164	210	607	170	1,101	500	6,719,233	67,192	61,065,861	(43,960,043)	17,175,762
Issuance of common stock (unaudited)								261,148	2,612	2,055,809		2,058,421
Accretion of preferred stock, Series A, to redemption value (unaudited)										(22,031)		(22,031)
Net loss for three months ended March 31, 2000 (unaudited)											(3,564,057)	(3,564,057)

BALANCE AT MARCH 31, 2000 (unaudited)	275,292	$164	$210	$607	$170	$1,101	$500	6,980,381	$69,804	$63,099,639	$(47,524,100)	$15,648,095

See accompanying notes.

5

BIONEBRASKA, INC.
Statement of Cash Flows

				Cumulative period From April 15, 1988 (date of incorporation) to December 31, 1999
	Year Ended December 31,				Three Month period ended March 31, 2000	Three Month period ended March 31, 1999
	1999	1998	1997
		(as restated, see Note 12)		(as restated, see Note 12)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,615,915)	$(8,870,479)	$(4,856,670)	$(43,960,043)	$(3,564,057)	$(3,254,864)
Adjustments to reconcile net loss to net cash
Used in operating activities:
Depreciation and amortization	790,191	612,051	296,610	2,453,218	195,591	163,400
Expensing acquisition of in process research & development	700,000	0	0	1,200,000	0	700,000
Modification of stock options	0	810,000	0	810,000	0	0
Change in operating assets and liabilities:
Accounts receivable and other current assets	(44,322)	240,017	(74,324)	(49,068)	348	(211,654)
Accounts payable and accrued expenses	1,690,847	(4,822)	216,711	2,593,981	(163,578)	169,182

Net cash used in operating activities	(9,479,199)	(7,213,233)	(4,417,673)	(36,951,912)	(3,531,696)	(2,433,936)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,498,536)	(721,550)	(344,134)	(4,946,028)	(150,873)	(140,489)
Increase in deposits and other assets	(1,497,622)	(15,078)	(261,078)	(1,842,117)	(719,086)	(564,965)
Increase in patents	(117,188)	(47,027)	(538,050)	(727,041)	0	0
Acquisition of GRFCO	(700,000)	0	0	(1,200,000)	0	(700,000)

Net cash used in investing activities	(4,813,346)	(783,655)	(1,143,262)	(8,715,186)	(869,959)	(1,405,454)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	23,792,651	0	0	33,448,590	2,058,420	144,148
Net proceeds from issuance of preferred stock	0	15,175,000	1,496,300	27,231,371	0	0
Restricted cash	3,114,774	(3,114,774)	0	0	0	0
Proceeds from bridge notes payable	0	1,085,500	2,680,000	3,765,500	0	0
Payments of bridge notes principal	(1,123,750)	(1,240,750)	0	(2,364,500)	0	(1,123,750)
Proceeds from equipment financing loans	1,774,791	466,272	162,954	2,648,930	0	0
Payments on equipment financing loans	(300,525)	(200,461)	(112,763)	(694,226)	(161,014)	(85,321)
Proceeds from other notes payable	25,000	0	0	25,000	(25,000)	25,000

Net cash provided by financing activities	27,282,941	12,170,787	4,226,491	64,060,665	1,872,406	(1,039,923)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,990,396	4,173,899	(1,334,444)	18,393,567	(2,529,249)	(4,879,313)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,403,171	1,229,272	2,563,716	0	18,393,567	8,517,945

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$18,393,567	$5,403,567	$1,229,272	$18,393,567	$15,864,318	$3,638,632

Supplemental cash information:

1.
Non-cash financing transactions include the conversion of $988,000 of bridge notes, plus accumulated interest of $135,461, to common stock in 1999, and $413,000 of bridge notes, plus accumulated interest of $44,344 converted to common stock in 1998.
2.
Interest paid was $231,550 in 1999, $275,205 in 1998, and $31,906 in 1997.

See accompanying notes.

6

BIONEBRASKA, INC.

Notes to Financial Statements

December 31, 1999 and 1998

Note 1.  Summary of Significant Accounting Policies

    Principles of Consolidation—The financial statements include accounts of BioNebraska, Inc. a Delaware corporation, and its wholly owned subsidiary GRFCO, Inc. All material intercompany transactions have been eliminated.

    Segment information—The Company is a developmental stage business with areas of activity in the biological and medical sciences. These areas include: the development and application of processes for the production by biological means of middle range peptide hormones and the development of pharmaceutical programs for therapeutic applications of middle-range peptides. Based on this the Company operates and reports in one business segment as biotechnology developments.

    Research and development—The Company has expensed its research and development and clinical trial costs. These costs have totaled approximately $33 million since the Company's inception.

    Collaborative payments—The Company has entered into joint ventures and research agreements which have supported research and development activities (see also Note 9).

    Cash equivalents—The Company considers all highly liquid investment instruments with a maturity of less than three months when purchased to be "cash equivalents."

    Property Equipment and Leasehold Improvements—Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is computed using the declining balance and straight line methods over estimated useful lives of from 3 to 10 years. Modular facilities and leasehold improvements are depreciated using the straight line method over the shorter of the lease arrangements or their estimated useful lives (from 15 to 40 years).

    Patents and Patents Licensed—The legal costs of all patents issued and licensed are amortized over 17 years on a straight-line basis.

    Accounts payable—Construction project—An ongoing construction project of production facilities and equipment was in process, and represents approximately $800,000 of accounts payable at December 31, 1999.

    Net loss per share—Net loss per share is computed by dividing the net loss applicable to common stock by the weighted-average number of common shares outstanding for the period. Basic and diluted earnings per share are the same because options for 1,526,000, 829,000 and 746,000 shares of common stock are excluded in 1999, 1998 and 1997, respectively, as all common equivalent shares would be antidilutive due to the losses.

    Use of estimates—The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    New accounting pronouncement—In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies

7

for hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, with earlier adoption encouraged. Management has not yet determined what effect, if any, SFAS No. 133 will have on its financial position or the results of its operations. The Company, however, has no intention, now or in the future, of investing in derivatives.

    Revenue Recognition—Revenue related to collaborative payments is recognized when earned under the terms of the agreement and when performance obligations have been met and related payments are receivable and non-refundable. The Company recognizes revenue from kit sales when they are shipped. No significant amounts were received from either collaborations or kit sales in 1997, 1998 or 1999.

    Interim Financial Statements—The balance sheet as of March 31, 2000 and the related statements of operations and cash flows for the three-month periods ended March 31, 2000 and 1999, and the statement of shareholders' equity for the three-month period ended March 31, 2000 are unaudited. However, in the opinion of management, these interim financial statements include all adjustments (consisting of only normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited three-month period dated March 31, 2000 are not necessarily indicative of the results which may be expected for the entire 2000 fiscal year.

Note 2.  Disclosure of Fair Value of Financial Instruments

    The carrying value of all financial instruments, except the bridge loan, equipment financing and other notes payable (debt) approximates fair value due to the short-term nature of the instruments. The carrying value of debt approximates fair value due to the fixed interest rates being consistent with current market rates of interest or because the debt has variable rates of interest consistent with current market rates.

    As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with financial institutions with which it conducts business. Operating in a developmental stage, the Company has not yet been exposed to credit risks of its customers in the normal course of business. Concentrations of credit risk associated with trade receivables are not yet a factor for the same reasons as described above.

Note 3.  Income Taxes

    Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:

	1999	1998	1997	Cumulative
Statutory income tax rates Increase (decrease):	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	7.5%	7.5%	7.5%	7.5%
Change in valuation allowance	(42.5%)	(42.5%)	(42.5%)	(42.5%)

Effective income tax rate	0%	0%	0%	0%

8

    Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

	1999	1998
	(dollars in thousands)
Net federal operating loss carryforwards	$(4,247)	$(2,841)
State taxes, net of federal impact	(910)	(609)
Valuation allowance	5,157	3,450

Net deferred tax assets	$0	$0

    The benefit of deferred tax assets has been offset by a valuation allowance at December 31, 1999 and 1998, because future realization is uncertain. At December 31, 1999, the Company has federal income tax net operating loss carryforwards of approximately $43,000,000 which expire in years 2005 through 2019. The Company believes that the completion of future stock offerings, when combined with prior events, may result in an "ownership change" of the Company as defined in Section 382 of the Internal Revenue Code. Under Section 382, the Company's ability to use its net operating loss carryforwards to offset future taxable income, and thereby reduce the Company's tax liability, may be subject to annual limitations.

Note 4.  Lease Obligations

    The Company has a long-term operating lease for laboratory and administrative space and a short-term renewable operating lease for equipment. Aggregate minimum annual rentals under non-cancelable long-term leases at December 31, 1999, are as follows:

Years	Operating Leases
2000	$240,548
2001	240,548
2002	240,548
2003	240,548
2004	240,548
Thereafter (through 8/31/2008)	882,009

Total	$2,084,749

    Rental expense for operating leases, both short and long-term was $214,325 in 1999, $175,858 in 1998, $160,596 in 1997, and $1,015,686 for the cumulative period from April 15, 1988 through December 31, 1999.

9

BIONEBRASKA, INC.

Notes to Financial Statements (Continued)

December 31, 1999 and 1998

Note 5.  Long-Term Liabilities—Equipment Purchase Financing

    The Company has purchased various equipment through long-term financing arrangements, which can be summarized at December 31, 1999, as follows:

    Laboratory equipment purchase agreements:

Monthly Payments	Interest Rate	Number of Agreements	Year of Final Payt.	Principal
$13,399	10 - 16%	6	2000	$55,845
8,479	10 - 17%	5	2001	134,470
17,700	10 - 16%	10	2002	406,075
37,859	10 - 14%	12	2003	1,216,807
3,818	10 - 14%	3	2004	141,507

				1,954,704
Less current portion, due within one year				565,335

				$1,389,369

    At December 31, 1999, purchased equipment with a net book value of approximately $1,841,500 was pledged as collateral for long-term financing arrangements.

    At December 31, 1999, payments for each of the next five years were as follows:

Year Ended
2000	$565,335
2001	597,110
2002	510,269
2003	272,721
2004	9,269

$1,954,704

Note 6.  Recapitalization

    In July 1993, the Company became a Delaware corporation. The authorized capital stock of the Company includes 20 million shares of Common Stock, $.01 par value, and 3 million shares of Preferred Stock, $.01 par value. Holders of each outstanding share of Common Stock of the predecessor Nebraska corporation received 1,691 shares of Common Stock of the Delaware corporation. The Board of Directors designated 11,750 shares of the Preferred Stock as Series A Preferred Stock for issuance upon the closing of the private offering (See Notes 7 and 10).

    Upon the closing of the private offering, Hillside Industries Incorporated ("Hillside") exchanged total indebtedness including accrued interest through June 30, 1993 (aggregating $4,325,000) for 613,999 shares of Company Common Stock and 11,750 shares ($1,175,000 face value) of Series A Preferred Stock, and simultaneously exercised certain options to purchase in the aggregate 207,993 shares of Company Common Stock. Of the 2,906,995 shares of Common Stock outstanding after the exchange and exercise of Hillside options and prior to the private offering, Hillside and its affiliates owned an aggregate of 1,445,971

10

shares of Company Common Stock and the other shareholders owned 1,461,024 shares of Company Common Stock.

    Mr. John Irwin, the Managing Director and majority shareholder of Hillside Industries Incorporated, holds a currently exercisable option to purchase 93,005 shares of Common Stock.

Note 7.  Private Placement Offerings

    In 1993, the Company conducted a private placement offering of common shares and issued 1,109,750 units, each unit consisting of one newly issued share of the Company's Common Stock and an eighteen month warrant to purchase an additional one-half share of newly issued Common Stock for an exercise price of $6.50 per share. The units were sold at the price of $5.00 per unit, and resulted in gross proceeds to the Company of $5,548,750.

    In 1995, the Company issued 242,370 common shares, resulting from the exercise of the aforementioned eighteen month warrants. The shares were sold at $6.50 per share, and resulted in gross proceeds to the Company of $1,575,405.

    Also in 1995, the Company undertook additional private offerings of Preferred Shares, Class B and Preferred Shares, Class C. The results of these offerings were as follows:

Type	Shares	Gross Proceeds
Class B	16,365 at $100.00 per share	$1,636,500
Class C	17,807 at $100.00 per share	1,780,700

    In 1996, the Company issued the remainder of Preferred Shares, Class C, and also undertook a private offering of Preferred Shares, Class D. The results of these offerings were as follows:

Type	Shares	Gross Proceeds
Class C	3,193 at $100.00 per share	$319,300
Class D	60,739 at $100.00 per share	6,073,900

    In 1997, the Company undertook a private offering of Preferred Shares, Class E. The results of this offering was as follows:

Type	Shares	Gross Proceeds
Class E	17,070 at $100.00 per share	$1,707,000

    In 1998, the Company undertook a private offering of Preferred Shares, Class F, and Preferred Shares, Class G. The results of these offerings were as follows:

Type	Shares	Gross Proceeds
Class F	110,118 at $100.00 per share	$11,011,800
Class G	50,000 at $100.00 per share	5,000,000

11

  Convertible (Bridge) Notes:

    In 1997 and 1998 the Company sold $3,765,500 in principal amount of Subordinated Promissory notes. Each Note holder had the right to convert to Common Stock up to 50% of the principal amount of the Notes at a price of $7.00 per share. Interest accrued under the Notes at 10% per annum for the first six months and at 12% per annum during the six-month extension period.

    As of December 31, 1998, $413,000 principal plus accrued interest, had been converted into 65,329 shares of common stock and principal of $1,240,750, plus accrued interest had been repaid by the Company in 1998. Of the remaining $2,111,750 of principal at December 31, 1998, $988,000 principal, plus accrued interest was subsequently converted into 160,478 shares of common stock in early 1999. The balance of $1,123,750 of principal, plus accrued interest was repaid by the Company also in early 1999.

Note 8.  Stock Options and Incentives

    On December 17, 1993 the Company's Board of Directors approved the 1993 Stock Plan. The Plan, as originally adopted and subsequently amended, authorizes the grant of options to purchase up to 1,540,000 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Stock Plan. All such options are exercisable at a purchase price equal to the fair market value of Company common shares, on the date of the grant, as then determined by the Board of Directors. At December 31, 1999, there were outstanding options under the Stock Plan to purchase a total of 1,526,000 shares, of which options to purchase 659,671 shares were exercisable.

    The qualified stock options became exercisable in three equal annual installments after the date of grant and expire five years from such date.

    The Board of Directors approved the exchange of Stock Appreciation Rights ("SARs"), previously issued to senior employees of the Company, for non-qualified stock options, covering a total of 116,679 shares. During 1998, a cash payment was made on SARs exercised for 20,292 shares, which left a balance of 96,387 shares. The Company has recorded a liability of $956,377 as of December 31, 1999 for the value of the remaining SARs. The Company intends to enter into an agreement with each holder to exchange their SARs for stock options. These options will be exercisable at purchase prices equal to the base value per share of the retired SARs. The term of the substituted non-qualified stock options will be for a period of five years from the date of grant. If the SARs are exchanged for options, an expense will be recorded for the difference between the intrinsic value of each option and the liability recorded on the financial statements at the date of exchange.

    Non-employee Directors of the Company have been granted non-qualified options covering 70,000 shares and non-qualified stock options have been granted to eight non-employee members of the Scientific Advisory Board and GLP-1 Medical Advisory Board, covering a total of 52,000 shares. Each of these grants vests ratably over a three year period. The term of each such non-qualified option extends for the shorter of the term of service and thereafter for 180 days (to the extent vested at the time), or five years. Four non-employee consultants of the Company have been granted non-qualified options covering 55,000 shares with terms consistent with those as stated above.

12

BIONEBRASKA, INC.

Notes to Financial Statements (Continued)

December 31, 1999 and 1998

Note 8.  Stock Options and Incentives (Continued)

    A summary of changes in outstanding options for years ended December 31, 1999, 1998 and 1997 are as follows:

	1999	1998	1997
Shares under option at beginning of year	829,000	746,000	722,000
Options granted—1993 Plan	755,000	177,000	82,000
Options exercised	(1,100)	0	0
Options canceled	(56,900)	(94,000)	(58,000)
Shares under option end of year	1,526,000	829,000	746,000
Shares exercisable end of year	659,671	515,352	450,679
Exercise price of options granted	$8.00 - 12.50	$8.00	$7.00
Exercise price of options exercised	$7.00	—	—
Market price of options exercised	$8.00	—	—
Aggregate market value of options exercised	$8,800	—	—

    Stock option weighted average exercise prices during 1999, 1998 and 1997 are summarized as follows:

	1999	1998	1997
Outstanding, beginning of year	$6.22	$5.86	$5.75
Granted	$8.05	$7.50	$7.00
Exercised	$7.00	—	—
Canceled	$7.05	$5.78	$6.14
Outstanding, end of year	$7.09	$6.22	$5.86

    The following table summarizes information concerning options outstanding and exercisable options as of December 31, 1999:

Range of Exercise Price	Shares Out- Standing	Weighted Average Remaining Contractual Life in Yrs.	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$5 - $8	1,518,000	3.4	$7.09	659,671	$5.94
$12.50	8,000	5.0	$12.50	0	0

Totals	1,526,000			659,671

    Effective January 1, 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS 123, the Company has elected to continue following the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for stock options issued under the 1993 Plan because the exercise price for all options granted was at least equal to the fair value of the common stock at the grant date except as noted previously in this note. If compensation cost for the Company's stock option and employee purchase plans had been determined based on the fair value at the grant dates for grants during 1999, 1998

13

and 1997, consistent with the method provided by SFAS No. 123, the Company's net loss would have been as follows:

	1999	1998	1997
Net loss:
As reported	$(15,388,137)	$(10,862,125)	$(5,984,525)
Pro forma	(15,622,506)	(11,019,718)	(6,106,851)
Basic and diluted net loss per share:
As reported	$(3.04)	$(2.55)	$(1.41)
Pro forma	(3.08)	(2.58)	(1.43)

    The fair value of options granted under the various option plans during 1999, 1998 and 1997 was estimated on the date of the grant using the Black-Sholes option-pricing model with the following weighted average assumptions and results:

	1999	1998	1997
Dividend yield	None	None	None
Expected volatility	0	0	0
Risk-free interest rate	5%	5%	5%
Expected life of option	60 months	60 months	60 months
Fair value of options on grant date	$1,279,000	$230,000	$106,000

Note 9.  Joint Ventures and GRFCO Acquisition

    In July, 1991, the Company entered into a 50/50 contractual joint venture (referred to as Osteoporosis Therapy Company or "OT Company") with R & C Enterprises, Inc., of Omaha, Nebraska (owned in part by Dr. Robert R. Recker, Director of the Hard Tissue Clinic of the Creighton University School of Medicine). OT Company was formed to develop and market Growth Hormone Releasing Factor (GRF) therapy for osteoporosis pursuant to two patents issued in the United States to Dr. Recker and other GRF therapies. The GRF was to be manufactured exclusively for OT Company by the Company using its proprietary recombinant peptide production and amidation technologies. The Company was paid $500,000 and $650,000 in 1992 and 1993, respectively, by O.T. Company for GRF and services rendered. These amounts were accounted for as revenues and are disclosed separately on the Statement of Operations. The Company's contribution was technology with no carrying cost and no guaranty of the joint venture's debt. As such, the Company accounted for OT using the cost method.

    In July, 1992, OT Company and the Company entered into a joint venture agreement with Cambridge Biotech Corporation, of Worcester, Massachusetts, to form another joint venture company, GRF Corporation (GRFCO) to carry out an initial pilot study of GRF therapy for patients with acute osteoporosis and, if successful, to carry out clinical trials with the therapy leading to the filing of an NDA with the United States Food and Drug Administration. Pursuant to this joint venture agreement, Cambridge contributed $2 million for the initial funding of GRFCO to cover the cost of the pilot study and other preliminary research activities and OT Company contributed rights to patents with no carrying values. For these contributions, Cambridge received 19% of the GRFCO equity shares (Class A) and OT Company acquired 81% of the equity shares (Class B). However, the parties had equal voting rights, and neither

14

party had voting control. Consequently, the Company also accounted for this investment using the cost method.

    In 1996 the Company acquired Cambridge's entire 19% interest in GRFCO shares for $500,000. This $500,000 was immediately expensed as research and development because no tangible assets were acquired and the intangible assets which were acquired did not relate to revenue producing products or processes. Because BioNebraska still did not have control of GRFCO, the financial statements of GRFCO were not consolidated. Cambridge (now Acquila Biopharmaceuticals, Inc.) also acquired the right to a 20-year royalty, which may be bought out at the Company's option in a lump sum prior to December 31, 2006.

    On January 6, 1999, the Company acquired all of the outstanding shares of stock of R & C and a related entity, for the sum of $700,000. This $700,000 was also expensed as research and development because no significant tangible assets were acquired and the rights to patents which were acquired did not relate to revenue producing products or processes. As a result, BioNebraska became the 100% owner of OT Company and GRFCO. GRFCO continued to exist as a wholly owned subsidiary of the Company in 1999.

    The following unaudited proforma financial information presents the results of operations of the Company and GRFCO for the year ended December 31, 1998, as if the acquisition of GRFCO took place on January 1, 1998:

1998
(in thousands)
Total revenue	$13
Net loss	$(11,582)
Basic and diluted net loss per share	$(2.71)

    The proforma information for the year ended December 31, 1998, includes the $700,000 acquisition cost of GRFCO which was expensed by the Company as research and development at the acquisition date in 1999. The unaudited proforma condensed financial information is presented for illustrative purposes only. The information is not necessarily indicative of the Company's financial position or results of operations for future periods or the results that actually would have been realized had the acquisition and certain transactions occurred as of the beginning of the period presented.

Note 10.  Preferred Stock

    The Company's Certificate of Incorporation authorizes the Board of Directors to establish by resolution different classes or series of preferred stock and to fix the relative rights and preferences of said shares in any class or series.

  Series A Preferred Stock

    The Board has designated 11,750 of the issued preferred shares as Series A Preferred Stock, see also Note 6, above. Series A Preferred Stockholders have no voting power, except in the event that at least one year's dividends have not been paid on the stock prior to May 31, 2001.

    The Series A Preferred Stockholders are entitled to receive cumulative dividends at the rate of $7.50 per share per annum beginning May 31, 1993, payable annually in preference and priority to any payment of dividends on Common Stock or any other shares ranking junior to the Series A Preferred Stock as to dividends. They have, however, waived their right to have such dividend paid until May 31, 2001.

15

BIONEBRASKA, INC.

Notes to Financial Statements (Continued)

December 31, 1999 and 1998

Note 10.  Preferred Stock (Continued)

    The Series A Preferred Stock may be redeemed by the Company at any time at a redemption price equal to the $100 face value per share plus all unpaid and accumulated dividends. In addition, each holder has the right to require the Company to redeem their Series A Preferred Stock beginning after May 31, 2002 at a redemption price of the face value per share plus all unpaid and accumulated dividends.

  Series B Convertible Preferred Stock

    Holders of Series B Preferred Stock are entitled to vote on all matters submitted to the shareholders and receive one vote for each share of Common Stock into which such holder's shares are then convertible (currently 14.286 shares).

    The Series B Preferred Stockholders are entitled to receive cumulative dividends at the rate of $9.75 per share per year, payable annually on a parity with the Series A Preferred Stock and in preference and priority to any payment of any dividend on the Common Stock or any other shares junior to the Series B Stock.

    Dividends begin to accrue on the date of the original issue of the shares of Series B Stock.

    The holders of the Series B Preferred Stock have the right at any time to convert each share of Series B Preferred Stock into 14.286 shares of Common Stock, which rate is determined by multiplying the number of shares of Series B Preferred Stock to be converted by $100 and dividing the product thereof by the Conversion Price, which is initially $7.00, subject to anti-dilution adjustment. All outstanding shares of Series B Preferred Stock will automatically convert into Common Stock if the Company closes an underwritten public offering of its Common Stock with gross proceeds of at least $10,000,000 and all cumulated dividends shall be paid.

    The Company may redeem the Series B Preferred Stock, in whole or in part at any time upon 30 days notice on or after December 1, 1997, at its $100 face value plus all unpaid and cumulated dividends. Holders will have the right to convert to Common Stock any Series B Preferred Stock that the Company seeks to redeem.

  Series C Convertible Preferred Stock

    The holders of the Series C Preferred Stock have the same rights as for Class B, except for the terms of redemption.

    The Company may redeem the Series C Preferred Stock, in whole or in part at any time upon 30 days notice on or after January 1, 1999, at its $100 face value plus all unpaid and cumulated dividends. Holders will have the right to convert to Common Stock any Series C Preferred Stock that the Company seeks to redeem.

  Series D Convertible Preferred Stock

    The holders of Series D Preferred Stock have the same rights as Class B, except for the terms of redemption.

    The Company may redeem the Series D Preferred Stock, in whole or in part, at any time upon 30 days notice on or after January 1, 2000, at its $100 face value plus all unpaid and cumulated dividends. Holders

16

will have the right to convert to Common Stock any Series D Preferred Stock that the Company seeks to redeem.

  Series E Convertible Preferred Stock

    The holders of Series E Preferred Stock have the same rights as Class B, except for the terms of redemption.

    The Company may redeem the Series E Preferred Stock, in whole or in part, at any time upon 30 days notice on or after January 1, 2001, at its $100 face value plus all unpaid and cumulated dividends. Holders will have the right to convert to Common Stock any Series E Preferred Stock that the Company seeks to redeem.

  Series F Convertible Preferred Stock

    The holders of Series F Preferred Stock have the same rights as for Class B, except for the terms of redemption and the conversion price.

    The Company may redeem the Series F Preferred Stock, in whole or in part, at any time upon 30 days notice on or after January 1, 2002, at its $100 face value plus all unpaid and cumulated dividends. Holders will have the right to convert to Common Stock any Series F Preferred Stock that the Company seeks to redeem.

  Series G Convertible Preferred Stock

    Under the terms of that certain Investment Agreement between the Company and Medtronic, Inc., dated June 16, 1998, Medtronic purchased 50,000 shares of Series G Preferred Stock at $100.00 per share. Under the terms of the Investment Agreement, the gross proceeds received by the Company were to be used for peptide production scale up and cGMP development that is integral to the CHF/GRF clinical program of the Company, including but not limited to preclinical evaluation, drug compatibility of and with Medtronic's drug delivery systems, any clinical trials necessary to obtain regulatory approval for GRF, and animal feasibility studies. At the end of 1998, $1.9 million of the $5 million had been spent, and all $5 million had been spent by the end of 1999. Under the Investment Agreement, the holders of Series G Preferred Stock have a right of first refusal to purchase its pro rata share of any New Securities that the Company may issue. The Series G Preferred Stock does not have redemption rights.

17

    Cumulated dividends on preferred stock can be summarized as of December 31, 1999, as follows:

Preferred Stock Series	Cumulated Dividends to 12/31/99	Put/Redemption Date
A	$580,156		(1)
B	810,470	expired
C	992,618	expired
D	1,960,934	1/01/00	(2)(3)
E	416,080	1/01/01	(2)
F	1,610,476	1/01/02	(2)
G	731,250	n/a

	$7,101,984

(1)
Dividends payable when Company has obtained gross proceeds of $15,000,000 from public or private offerings of equity securities. By agreement, this provision may not be activated until May 31, 2001.

(2)
Proceeds payable on put are in three installments, over 14 months.

(3)
As of the report date, this right has expired.

Note 11.  Going Concern Considerations

    In accordance with its plans, the Company, from inception, has experienced losses from its activities in research and development, without fully offsetting revenues. This and the fact that the Company is a development stage business create a substantial doubt as to its ability to continue as a going concern.

    The Company has obtained financing through private placement offerings, as described above in Notes 6 and 7. As in the past, the Company is pursuing additional equity placement offerings and collaborations to fund several of its programs as well as its corporate overhead.

    The Company's ability to obtain profitability on substantial portions of its operations will also depend in large part on: obtaining regulatory approvals of some of its products; entering into satisfactory agreements for product commercialization; making the transition from a developmental stage business to a manufacturing and marketing company; and obtaining additional financing through development collaborations or equity or debt issues, as necessary.

    The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 12.  Restatement

    Subsequent to the issuance of the Company's 1999 financial statements, the Company's management determined that modifications made to certain stock options in 1998 were not properly accounted for. As a result, the financial statements for the years ended December 31, 1998, 1999, and the cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999 and the unaudited financial statements

18

for the three months ended March 31, 2000 have been restated to increase additional paid-in capital and certain operating expenses for the value assigned to the modification of the stock options. The entire value was expensed in 1998 as all options were previously vested. The effects of these restatements on the Company's financial statements are as follows:

	1999		1998
	As previously reported	As restated	As previously reported	As restated
For the year ended December 31:
General and administrative	$2,245,934	$2,245,934	$2,150,639	$2,468,639
Research and development	9,311,977	9,311,977	5,393,635	5,885,635
Operating loss	(12,675,884)	(12,675,884)	(8,098,315)	(8,908,315)
Net loss	(12,615,915)	(12,615,915)	(8,060,479)	(8,870,479)
Net loss applicable to common stock	(15,388,137)	(15,388,137)	(10,052,125)	(10,862,125)
Basic and diluted loss per share	(3.04)	(3.04)	(2.36)	(2.55)
At December 31:
Additional paid-in capital	60,255,861	61,065,861	35,587,283	36,397,283
Retained deficit accumulated during development stage	(43,150,043)	(43,960,043)	(30,534,128)	(31,344,128)
		As previously reported	As restated
Cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999:
General and administrative		$13,379,487	$13,697,487
Research and development		31,603,502	32,095,502
Operating loss		(43,022,401)	(43,832,401)
Net loss		(43,150,043)	(43,960,043)
Net loss applicable to common stock		(50,252,027)	(51,062,027)
Basic and diluted loss per share		(1.20)	(1.22)
		As previously reported	As restated
March 31, 2000:
Additional paid-in capital		$62,289,639	$63,099,639
Retained deficit accumulated during development stage		(46,714,100)	(47,524,100)

19

Listing of Exhibits

3.1		Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on June 7, 1993.(1)
3.2		Amended and Restated bylaws of the Company, dated April 25, 2000.(1)
3.3		Certificate of Designation of Rights and Preferences of Series A Preferred Stock as filed with the Delaware Secretary of State on August 30, 1993.(1)
3.4		Certificate of Designation of Rights and Preferences of Series B Convertible Preferred Stock as filed with the Delaware Secretary of State on December 5, 1994 and amended with the Delaware Secretary of State on November 6, 1995.(1)
3.5		Certificate of Designation of Rights and Preferences of Series C Convertible Preferred Stock as filed with the Delaware Secretary of State on November 20, 1995.(1)
3.6		Certificate of Designation of Rights and Preferences of Series D Convertible Preferred Stock as filed with the Delaware Secretary of State on June 3, 1996.(1)
3.7		Certificate of Designation of Rights and Preferences of Series E Convertible Preferred Stock as filed with the Delaware Secretary of State on June 19, 1997.(1)
3.8		Certificate of Designation of Rights and Preferences of Series F Convertible Preferred Stock as filed with the Delaware Secretary of State on May 28, 1998.(1)
3.9		Certificate of Designation of Rights and Preferences of Series G Convertible Preferred Stock as filed with the Delaware Secretary of State on June 15, 1998.(1)
10.1	*	BioNebraska, Inc. 1993 Stock Plan(2)
10.2	*	Employment Agreement between the Company and Thomas R. Coolidge dated July 1, 1993.(1)
10.3	*	Employment Agreement between the Company and Fred W. Wagner, dated July 1, 1993.(1)
10.4	*	Employment Agreement between the Company and Barton Holmquist dated January 1, 1994.(1)
10.5	*	Employment Agreement between the Company and Mario Ehlers, dated March 1, 1998.(1)
10.6	*	Employment Agreement between the Company and Christopher Hickey, dated July 1, 1997.(1)
10.7		Employment Agreement between the Company and Mal Riddell, dated September 18, 1989.(1)
10.8		Registration Rights Agreement dated as of July 13, 1989 and amended as of November 22, 1989, between the Company and certain security holders of the Company.(1)
10.9		Lease Agreement between the Company and Airport Authority of the City of Lincoln, Nebraska(1)
(a) Commercial Net Building and Ground Lease of Lincoln Air Park executed November 16, 1998.
(b) Construction Agreement entered into as of November 16, 1999.
(c) Lease Agreement between the Airport Authority of the City of Lincoln, Nebraska and BioNebraska, Inc., dated November 18, 1999.
10.10	**	Novation agreement between the Company and the Board of Regents of the University of Nebraska and Finnish Sugar Co., Ltd., dated effective January 1, 1989.(1)
10.11	**	License and Royalty Agreement by and between the Company and Carlsberg A/S, Prof. Buchardt and Dr. Henriksen, dated as of July 1, 1992.(1)
10.12	**	License Royalty and Development Agreement by and between the Company and Carlsberg A/S dated as of September 1, 1993.(1)

10.13	**	License Agreement between the Company and PolyPeptide Laboratories dated February 17, 1997.(1)
10.14	**	Settlement Agreement among the Company, Cambridge Biotech Corporation, GRF Corporation and OT Company, dated July 15, 1996.(2)
10.15		Investment Agreement between the Company and Medtronic, Inc. dated as of June 16, 1998.(2)
10.16		Registration Rights Agreement between the Company and Medtronic, Inc. dated as of June 16, 1998.(1)
10.17		Form of Common Stock Warrant issued to R.J. Steichen & Company on September 2, 1993.(1)
10.18		Form of Warrant for purchase of shares of Common Stock of the Company issued to R.J. Steichen & Company on March 13, 1998.(1)
10.19	*	Form of Incentive Stock Option Agreement.(1)
10.29	*	Form of Non-Qualified Stock Option Agreement.(1)
11.1		Statement regarding computation of per share earnings.(2)
21.1		Subsidiaries of Registrant(1)
23.1		Consent of Loren D. Swanson, Independent Accountant.(2)
27.1		Financial Data Schedule(1)

*
Indicates compensatory plan.

**
Certain portions of this exhibit have been redacted and filed on a confidential basis with the Commission.

(1)
Previously filed

(2)
Filed herewith

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the Form 10 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIONEBRASKA, INC.
Dated: November 13, 2000	By:	/s/ THOMAS R. COOLIDGE Thomas R. Coolidge, Chief Executive Officer

QuickLinks

  Item 1. Business
  Introduction
  Middle-Range Peptides
  MR Peptide Production
  Pharmaceutical Programs
  Proprietary Rights
  Markets and Marketing
  GRF Royalty
  Government Regulation
  Competition
  Facilities
  Personnel
  Item 2. Selected Historical Financial and Other Data
Selected Historical Financial and Other Data (Dollars in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  Overview
  Results of Operations
  Liquidity and Capital Resources
  Cautionary Statement About Forward-Looking Statements
  Item 3. Properties
  Item 4. Security Ownership of Certain Beneficial Owners and Management
  Item 5. Directors and Executive Officers
  Item 6. Executive Compensation.
  Compensation Summary
  Stock Plan
  Employment Agreements
  Compensation of Directors
  Compensation Committee Interlocks and Insider Participation
  Board Compensation Committee Report on Executive Compensation
  Item 7. Certain Relationships and Related Transactions
  Transactions with Management and Others
  Item 8. Legal Proceedings
  Item 9. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters.
  Market Price
  Holders
  Dividends
  Item 10. Recent Sales of Unregistered Securities.
  Recent Sales of Unregistered Securities
  Item 11. Description of Company's Securities To Be Registered.
  Preferred Stock
  Series A Preferred Stock
  Series B through Series G Preferred Stock
  Series G Preferred Stock
  Warrants and Options
  Registration Rights
  Delaware Law and the Company's Charter and By-law Provisions
BIONEBRASKA, INC. Table of Contents
  Listing of Exhibits